UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

KENSEY NASH CORPORATION

(Name of Subject Company)

KENSEY NASH CORPORATION

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

490057106

(CUSIP Number of Class of Securities)

Joseph W. Kaufmann

Chief Executive Officer

Kensey Nash Corporation

735 Pennsylvania Drive

Exton, Pennsylvania 19341

(484) 713-2100

(Name, Address and Telephone Numbers of Person Authorized to Receive Notice and

Communications on Behalf of the Person Filing Statement)

Copies to:

David R. Shevitz

Mark D. Wood

Katten Muchin Rosenman LLP

525 West Monroe Street, Suite 1900

Chicago, Illinois 60661-3693

(312) 902-5200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1. Subject Company Information.

Name and Address.

The name of the subject company is Kensey Nash Corporation, a Delaware corporation (“Kensey Nash” or the “Company”). The address of the principal executive offices of the Company is 735 Pennsylvania Drive, Exton, Pennsylvania 19341, and the Company’s telephone number is (484) 713-2100.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, this “Schedule”) relates is the common stock, par value $0.001 per share, of the Company, including the associated Series A Junior Participating Preferred Stock Purchase Rights (the “Common Stock”). As of the close of business on May 17, 2012, there were 8,720,449 shares of Common Stock issued and outstanding.

Item 2. Identity and Background of Filing Person.

Name and Address.

The Company is the person filing this Schedule. The name, business address and business telephone number of the Company are set forth in Item 1 above and are incorporated herein by reference. The Company’s website address is www.kenseynash.com. The information on the Company’s website should not be considered a part of this Schedule.

Tender Offer.

This Schedule relates to the tender offer by Biomedical Acquisition Corporation (“Purchaser”), a Delaware corporation and an indirect wholly-owned subsidiary of Koninklijke DSM N.V., a corporation organized in the Netherlands (“Parent” or “DSM”), disclosed in the Tender Offer Statement on Schedule TO filed by DSM and Purchaser with the Securities and Exchange Commission (“SEC”) on May 21, 2012 (as amended or supplemented from time to time and together with the exhibits thereto, the “Schedule TO”), to purchase all of the issued and outstanding shares of Common Stock at a purchase price of $38.50 per share, net to the seller in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 21, 2012 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as the same may be amended or supplemented from time to time, constitute the “Offer”). The Offer to Purchase and the Letter of Transmittal are being mailed together with this Schedule, are filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 2, 2012 (as such agreement may be amended from time to time, the “Merger Agreement”), among DSM, Purchaser and Kensey Nash. The Merger Agreement provides, among other things, for the making of the Offer and further provides that following the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), Purchaser will merge with and into Kensey Nash (the “Merger”), and Kensey Nash will continue as the surviving corporation and an indirect wholly-owned subsidiary of DSM (the “Surviving Corporation”). At the effective time of the Merger (the “Effective Time”), each share of Common Stock (other than shares held in the treasury of Kensey Nash or owned by DSM or any subsidiary of DSM or Kensey Nash, or held by stockholders who properly demand and perfect appraisal rights under the DGCL) that is not tendered pursuant to the Offer will be cancelled and converted into the right to receive an amount in cash equal to the Offer Price (the “Merger Consideration”). A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule and is incorporated in this Schedule by reference.

The initial expiration time for the Offer is 12:00 midnight, New York City time, at the end of Monday, June 18, 2012, subject to extension in certain circumstances as required or permitted under the Merger Agreement and applicable law.

The foregoing summary of the Offer is qualified in its entirety by the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal, copies of which have been filed as Exhibits (a)(1)(A) and (a)(1)(B) hereto, respectively.

As set forth in the Schedule TO, the address of the principal executive office of DSM is Het Overloon 1, 6411 TE Heerlen, the Netherlands, and its telephone number is +31 (0) 45 578 8111, and the address of the principal executive office of Purchaser is 45 Waterview Blvd., Parsippany, NJ 07054, and its telephone number is (973) 257-8300.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth or incorporated by reference in this Schedule, as of the date of this Schedule, to the knowledge of the Company, there are no agreements, arrangements or understandings or any actual or potential conflicts of interest between (a) the Company or its affiliates, on the one hand, and (b) (i) the Company’s executive officers, directors or affiliates or (ii) DSM or Purchaser or their respective executive officers, directors or affiliates, on the other.

Arrangements between Kensey Nash and its Executive Officers, Directors and Affiliates.

The Company’s executive officers, directors and affiliates may be deemed to have interests in the transactions contemplated by the Merger Agreement that are different from or in addition to the interests of the Company’s stockholders generally. These interests may create potential conflicts of interest. The Company’s board of directors (the “Board”) was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated thereby.

Consideration for Common Stock Tendered in the Offer

If the Company’s executive officers and directors were to tender any shares of Common Stock that they own for purchase pursuant to the Offer, they would receive the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of April 30, 2012, the Company’s executive officers and directors beneficially owned 782,995 shares of Common Stock in the aggregate (excluding shares of Common Stock issuable upon exercise of outstanding options or in connection with the vesting of restricted stock awards that the executive officers and directors of the Company may be deemed to beneficially own, which are discussed below). If the Company’s executive officers and directors were to tender all of those shares of Common Stock for purchase pursuant to the Offer and those shares of Common Stock were accepted for purchase and purchased by Purchaser, the Company’s executive officers and directors would receive an aggregate of approximately $30,145,308 in cash for such shares. To the Company’s knowledge, after reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered all shares of Common Stock held of record or beneficially owned by them (other than shares of Common Stock issuable upon exercise of options or in connection with the vesting of restricted stock awards that such executive officers and directors may be deemed to beneficially own as of the expiration of the Offer, which are discussed below) pursuant to the Offer and, if necessary, to vote such shares in favor of the Merger. The foregoing does not include any shares of Common Stock over which, or with respect to which, any such executive officer or director acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender or vote. If the executive officers and directors of the Company do not tender their shares in the Offer, upon consummation of the Merger, their shares would represent the right to receive the same Merger Consideration, in cash, on the same terms and conditions as the other stockholders of the Company.

Shares of Common Stock that are beneficially owned generally include shares of Common Stock that a stockholder has the power to vote or the power to transfer and includes shares of Common Stock that a stockholder has the right to acquire within 60 days. However, for purposes of the amounts described above and shown in the table below with respect to the Company’s executive officers and directors, beneficial ownership amounts do not include shares of Common Stock that a stockholder has a right to acquire within 60 days pursuant to options to purchase Common Stock that are either exercisable or will become exercisable within 60 days or the vesting and settlement of restricted stock awards that will vest and be settled within 60 days.

Effect of the Offer and Merger on Equity Awards

Incentive Compensation Plans

The Company’s Ninth Amended and Restated Employee Incentive Compensation Plan (the “Employee Incentive Compensation Plan”) provides that in the event of a “change in control” (as defined in the Employee Incentive Compensation Plan), regardless of whether an employment termination occurs: (1) any stock appreciation rights (“SARs”) and stock options (“Options”) granted under the Employee Incentive Compensation Plan, including SARs and Options held by the Company’s executive officers and directors, outstanding as of the date of such change in control and not then exercisable shall become fully exercisable to the full extent of the original award; (2) the restrictions applicable to restricted stock or other awards granted under the Employee Incentive Compensation Plan shall lapse and such awards shall become free of all restrictions and become fully vested and transferable to the full extent of the original award; and (3) the performance goals and other conditions with respect to any outstanding performance award or cash incentive award shall be deemed to have been satisfied in full, and such award shall be fully distributable, if and to the extent provided by the compensation committee of the Board (the “Compensation Committee”), notwithstanding that the award may not be fully deductible to the Company under Section 162(m) of the Code. For purposes of the Employee Incentive Compensation Plan a “change in control” occurs if, among other things, there is an acquisition by any individual, entity or group of beneficial ownership of at least fifty percent (50%) of the outstanding shares of the Company’s Common Stock or of the combined voting power of the Company’s outstanding voting securities entitled to vote generally in the election of directors. Accordingly, a change in control will be deemed to occur upon the acceptance for payment of, and payment by Purchaser for, shares of Common Stock pursuant to the Offer (the “Acceptance Time”) for purposes of the Employee Incentive Compensation Plan. As a result, immediately following the Acceptance Time, all SARs and Options, including those held by the Company’s executive officers and directors, will become fully vested and immediately exercisable and all shares of Common Stock underlying restricted stock awards, including those held by the Company’s executive officers and directors, will become fully vested and will be issued, free of any restrictions.

In addition, the Employee Incentive Compensation Plan provides that the Compensation Committee may, in order to maintain a participant’s rights in the event of any change in control of the Company, (1) make any adjustments to an outstanding award to reflect such change in control or (2) cause the acquiring or surviving entity to assume or substitute rights with respect to an outstanding award. Additionally, the Compensation Committee may cancel any outstanding unexercised Options or SARs (whether or not vested) that have an exercise price or strike price, as applicable, that is greater than the fair market value of the shares of Common Stock as of the date of the change in control. Under the Employee Incentive Compensation Plan, the Compensation Committee will also have the ability to cash out any Options or SARs (whether or not vested) that have an exercise price or strike price, as applicable, that is less than the fair market value of the shares of the Company’s Common Stock as of the date of the change in control. If the Compensation Committee determines that such an award should be cashed out, the participant will receive, on a per share basis, the difference between the exercise price or base price, as applicable, and the lesser of the fair market value of a share of the Common Stock on the date of the change in control or the price paid per share in the transaction that constitutes the change in control.

The Company’s Fourth Amended and Restated Non-employee Directors’ Stock Option Plan (the “Directors’ Plan”) provides, among other things, that in the event of a “change in control” (as defined in the Directors’ Plan), any Options granted under the Directors’ Plan that are outstanding as of the date of such change in control and not then exercisable will become fully exercisable. The Directors’ Plan also provides broad authority to the Compensation Committee to adjust the characteristics and terms of outstanding Options under the Directors’ Plan to reflect the effects of corporate transactions, such as the Merger. As of April 30, 2012, Options to purchase an aggregate of 93,000 shares of Common Stock issued to certain non-executive directors of the Company pursuant to the Directors’ Plan were outstanding and fully exercisable. The Company’s ability to grant options under the Directors’ Plan was terminated in December 1995 and any awards of the type granted previously under the Directors’ Plan are now granted under the Employee Incentive Compensation Plan. The Directors’ Plan did not provide for the award of SARs or restricted stock. The Employee Incentive Compensation Plan and the Directors’ Plan are filed as exhibits (e)(25) and (e)(27) hereto, respectively, and are incorporated herein by reference.

The actual consideration to be paid with respect to outstanding equity awards in connection with the transactions contemplated by the Merger Agreement is discussed below.

The Merger Agreement

Stock Options. Pursuant to the Merger Agreement and consistent with the terms of the equity incentive plans of the Company, all unexercised Options to purchase shares of Common Stock granted under any equity incentive plan of the Company that are outstanding immediately prior to the consummation of the Merger, whether vested or unvested, exercisable or unexercisable, will be cancelled at the Effective Time. In exchange for such cancellation, the holders of such Options, including the Company’s executive officers and directors, will be entitled to receive as soon as practicable following the Effective Time, with respect to each Option, a cash payment (less any applicable withholding taxes) equal to the product of (a) the excess of the Merger Consideration over the applicable exercise price per share of such Option, multiplied by (b) the number of shares subject to such Option (the “Option Cash Amount”). None of the outstanding Options has an exercise price per share that is equal to or greater than the Merger Consideration. As of April 30, 2012, the Company’s executive officers and directors held in the aggregate Options to purchase 810,500 shares of Common Stock, with exercise prices ranging from $14.58 to $34.36, and an aggregate weighted average exercise price of $26.93, per share of Common Stock (including Options to acquire shares of Common Stock that otherwise would not have been exercisable). As of April 30, 2012, Options to purchase an aggregate of 691,072 shares of Common Stock held by the Company’s executive officers and directors were vested, and Options to purchase an aggregate of 119,428 shares of Common Stock held by the Company’s executive officers were unvested. All outstanding Options held by the Company’s non-executive directors were vested as of April 30, 2012. As described above, all outstanding Options will become fully vested and immediately exercisable upon the Acceptance Time pursuant to the terms of the Company’s equity incentive plans.

Stock Appreciation Rights. Pursuant to the Merger Agreement and consistent with the terms of the equity incentive plans of the Company, all unexercised SARs granted under any equity incentive plan of the Company that are outstanding immediately prior to the consummation of the Merger, whether vested or unvested, exercisable or unexercisable, will be cancelled at the Effective Time. In exchange for such cancellation, the holders of such SARs, including the Company’s executive officers, will be entitled to receive as soon as practicable following the Effective Time, with respect to each SAR, a cash payment (less any applicable withholding taxes) equal to the product of (a) the excess of the Merger Consideration over the applicable base price of such SAR multiplied by (b) the number of SARs (the “SAR Cash Amount”). As of April 30, 2012, the Company’s executive officers held an aggregate of 180,430 cash-settled SARs, with a base price of $25.64 per SAR (including SARs that would otherwise not have been exercisable), all of which were unvested. No SARs have ever been granted to the Company’s non-executive directors. As described above, all outstanding SARs will become fully vested and immediately exercisable upon the Acceptance Time pursuant to the terms of the Company’s equity incentive plans.

Restricted Stock Awards. Pursuant to the Merger Agreement and consistent with the terms of the equity incentive plans of the Company, upon the Acceptance Time all restrictions on the then outstanding restricted stock awards, whether vested or unvested, including restricted stock awards held by the Company’s executive officers and directors, will terminate and all of the shares of Common Stock issuable pursuant to each such restricted stock awards will be issued, subject to applicable withholding, but otherwise free of all restriction, with the right to receive the Merger Consideration as of the Effective Time (to the extent such shares shall not have been tendered, and accepted for payment, in the Offer during any “subsequent offering period” following the Acceptance Time). As of April 30, 2012, the Company’s executive officers and directors held restricted stock awards with respect to an aggregate of 42,469 shares of Common Stock.

The table below sets forth, as of April 30, 2012 and subject to the assumptions described below, for each executive officer and director of the Company:

•	the number of shares of Common Stock beneficially owned by the executive officer or director and the value of those shares assuming they are tendered in the Offer and accepted by Purchaser;

•

the Option Cash Amount, which represents the amount in cash that the executive officer or director will be entitled to receive for all Options held by such executive officer or director as of the Effective Time;

•	the SAR Cash Amount, which represents the amount in cash that the executive officer will be entitled to receive for all SARs held by such executive officer as of the Effective Time;

•

the value of the restricted stock awards held by the executive officer or director calculated by multiplying the number of shares of Common Stock underlying such awards by the Merger Consideration; and

•

the total of the values of the Common Stock beneficially owned by, and the Option Cash Amount of Options, the SAR Cash Amount of SARs and the value of the restricted stock awards held by, such executive officers and directors.

The table below assumes that (a) the Merger is consummated with the Effective Time occurring on June 18, 2012, (b) between May 17, 2012 and the Effective Time, no Options or SARs are exercised and no additional equity awards are granted and (c) between May 17, 2012 and the Acceptance Time, no restricted stock awards are settled for shares of Common Stock. The dates used to quantify these interests have been selected for illustrative purposes only and do not necessarily reflect the dates on which certain events will occur.

Name	Number of Shares Beneficially Owned (1)		Value of Shares Beneficially Owned	Option Cash Amount	SAR Cash Amount	Value of Restricted Stock Awards	Total
Joseph W. Kaufmann, President, Chief Executive Officer and Secretary	204,023		$7,854,886	$3,238,448	$933,379	$—	$12,026,713
Michael Celano, Chief Financial Officer	6,580		$253,330	$803,328	$259,772	$96,250	$1,412,680
Douglas G. Evans, P.E., Chief Operating Officer and Assistant Secretary	218,080	(2)	$8,396,080	$2,556,045	$722,089	$—	$11,674,214
Todd M. DeWitt, Vice President of Biomaterials	17,633		$678,871	$375,972	$128,600	$—	$1,183,443
James T. Rauth, P.E., Vice President of Operations	1,729		$66,567	$431,138	$147,890	$—	$645,595
John Nash, Vice President of New Technologies	203,490		$7,834,365	$323,212	$128,600	$—	$8,286,177
Walter R. Maupay, Jr., Chairman of the Board	65,331		$2,515,244	$572,543	$—	$394,895	$3,482,682
Robert J. Bobb, Director	39,410		$1,517,285	$538,680	$—	$320,436	$2,376,401
C. McCollister Evarts, M.D., Director	22,670		$872,795	$538,680	$—	$320,436	$1,731,911
Donald E. Morel, Jr., Ph.D., Director	4,049		$155,887	$—	$—	$306,691	$462,578
Lisa Earnhardt, Director	—		$—	$—	$—	$196,350	$196,350

Directors and Executive Officers (as a group)	782,995		$30,145,310	$9,378,046	$2,320,330	$1,635,058	$43,478,744

(1)	The shares of Common Stock that are indicated in this table as beneficially owned do not include shares of Common Stock that the executive officer or director has the right to acquire within 60 days as a result of Options that are either exercisable or will become exercisable within 60 days or shares issuable under restricted stock awards that will vest and be settled within 60 days.

(2)	Includes 217,030 shares held by the Douglas G. Evans Revocable Trust and 1,050 shares held indirectly by Mr. Evans’ minor children.

Employment Agreements

Overview

Each of Joseph W. Kaufmann (Chief Executive Officer), Douglas G. Evans (Chief Operating Officer), Michael Celano (Chief Financial Officer), Todd M. DeWitt (Vice President of Biomaterials) and James T. Rauth

(Vice President of Operations), comprising the Company’s “named executive officers” (as defined in Item 402 of SEC Regulation S-K) (collectively, the “Named Executive Officers”), is employed pursuant to an employment agreement with the Company (such agreements, as amended and/or restated, are collectively referred to as the “Executive Employment Agreements”). The Company’s only other executive officer, John Nash (Vice President of New Technologies), is not a party to an employment agreement with the Company. Each Executive Employment Agreement provides for certain compensation and benefits in the event that, following a “change in control” (as defined in the applicable Executive Employment Agreement), the applicable Named Executive Officer is terminated by the Company for a reason other than for “cause” (as defined in the applicable Executive Employment Agreement) or by the executive for “good reason” (as defined in the applicable Executive Employment Agreement), in either case during the Named Executive Officer’s employment term.

Under each of the Executive Employment Agreements, a “change in control” shall occur if:

•

any individual, partnership, firm, corporation, association, trust, unincorporated organization or other entity, or any syndicate or group deemed to be a person is or becomes the “beneficial owner” directly or indirectly, of securities of the Company representing 50% or more of the combined voting power of the Company’s then outstanding securities entitled to vote in the election of directors of the Company;

•

during any period of two consecutive years, individuals who were directors at the beginning of the two-year period, and any new directors whose election or nomination for election was approved by a vote of at least three quarters of the directors who either were directors at the beginning of the two-year period or whose election or nomination was previously so approved, cease for any reason to constitute at least a majority of the Board; or

•	all or substantially all of the assets of the Company are liquidated or distributed.

Accordingly, the consummation of the Offer would constitute a “change in control” under all of the Executive Employment Agreements.

Payments upon Termination upon or following a Change in Control

If, upon or following a change in control, either the Company terminates the executive for a reason other than cause or the executive quits his employment with the Company for good reason, during the employment term, and if the executive executes a general release, then:

•	The executive will be entitled to a lump sum cash severance payment (the “Severance Payment”) within 60 days following his employment termination date, equal to the greatest of:

•

any amount of base salary remaining until the expiration of the employment term (which for Messrs. Kaufmann and Evans means June 27, 2014, for Messrs. DeWitt and Rauth means January 1, 2013, and for Mr. Celano means March 10, 2013), and a payment equal to one Estimated Bonus (as defined in the applicable Executive Employment Agreement) for each year of the employment term for which the executive has not yet received a bonus payment but would be entitled to if he had not been terminated;

•	12 months of base salary and a payment equal to one Estimated Bonus; or

•

the sum of, with respect to each of Messrs. Kaufmann and Evans, two times his base salary and two times his Estimated Bonus, and with respect to each of Messrs. Celano, DeWitt and Rauth, one and one half times his base salary and one and one half times his Estimated Bonus.

•

the executive will generally be eligible to continue his health/prescription, dental and vision insurance coverage for 24 months after his employment termination date, or until he becomes gainfully employed and is eligible for benefits at his new place of employment.

The Severance Payments and payments in respect of the medical coverage described above represent so-called “double trigger” payments, payable following both a change in control and a qualifying termination of the applicable Named Executive Officer’s employment. If the Named Executive Officer’s employment is terminated either by the Company with cause, or by the executive other than for good reason following a change in control, during the employment term, the Named Executive Officer will be entitled only to payment of his base salary accrued through the employment termination date. In the event an Executive Employment Agreement is not renewed upon the expiration of its original term, the Company will have no further obligations under such agreement and the Named Executive Officer’s employment will then be at-will (except to the extent the Company and the Named Executive Officer enter into a new employment agreement).

As defined in the Executive Employment Agreements:

•	“cause” means any of the following:

•	an act of fraud, embezzlement or other act of dishonesty that would reflect adversely on the integrity of the Company;

•	conviction for violation of any criminal statute involving breach of fiduciary duty or moral turpitude;

•

failure by the executive to discharge his duties in a reasonably satisfactory manner and that failure is not cured by the executive within 30 days after delivery of written notice to the executive specifying the nature of such failure;

•	the death of the executive;

•	a mental or physical disability of the executive which renders the executive unable to effectively perform his duties for 180 days; or

•	the executive’s voluntary termination of employment other than as a result of a breach of the Company’s obligations under the executive’s employment agreement.

•	“good reason” means, following a change in control, any of the following:

•	a material diminution in the executive’s base compensation as in effect on the date of the change in control;

•	a material diminution in the executive’s responsibilities as in effect on the date of the change in control; or

•	relocation of the executive’s location of employment more than 50 miles from the location on the date of the change in control.

For purposes of the Company’s employment agreements with Messrs. Kaufmann, Evans and Celano, the term “Estimated Bonus” means:

•

an amount equal to the average of the value of the cash bonuses and restricted stock received by the executive for the last two full fiscal years for which the executive has received such cash bonuses and restricted stock, if any, prior to the executive’s termination date.

For purposes of the Company’s employment agreements with Messrs. DeWitt and Rauth, the term “Estimated Bonus” means:

•

an amount equal to the average of the value of the cash bonuses received by the executive for the last two full fiscal years for which the executive has received such cash bonuses, if any, prior to the executive’s termination date.

None of the Executive Employment Agreements provides for a change in control excise tax gross-up.

Pursuant to each of the Executive Employment Agreements, upon a change in control, regardless of whether an employment termination occurs, each Named Executive Officer’s Options, SARs and restricted stock awards will immediately vest, and the Named Executive Officer’s Options and SARs will become and remain exercisable in full. In the event the Company then terminates the executive other than for cause or the executive quits his employment for good reason, any such Option or SAR would remain exercisable for a period of one year from the employment termination date, but not past the original term of the stock option or SAR.

The table below sets forth as of April 30, 2012, the estimated amounts that would be payable to the Company’s Named Executive Officers pursuant to the terms of their respective employment agreements assuming (a) the Acceptance Time occurs on June 18, 2012 and (b) each Named Executive Officer is terminated without cause or terminates his employment for good reason immediately following the Acceptance Time. Because Mr. Nash is not a party to an employment agreement with the Company, he is not entitled to any severance benefits. The table below further assumes that no bonuses are paid between April 30, 2012 and the date the executive officer’s employment is terminated. The payments below exclude any amounts earned by and owed to the executive for services rendered through the date of the applicable termination, such as salary earned to date, unreimbursed expenses or benefits generally available to all employees of the Company on a non-discriminatory basis (e.g., accrued but unused paid vacation).

Name	Benefit	After Change in Control(1)(2) Termination w/o Cause or for Good Reason
Joseph W. Kaufmann	Severance Payment(3)	$1,026,063
	Health care benefits continuation(4)	33,200

	Subtotal J. Kaufmann	$1,059,263

Michael Celano	Severance Payment(3)	$510,885
	Health care benefits continuation(4)	43,057

	Subtotal M. Celano	$553,942

Douglas G. Evans, P.E.	Severance Payment(3)	$918,936
	Health care benefits continuation(4)	45,586

	Subtotal D. Evans	$964,522

Todd M. DeWitt	Severance Payment(3)	$348,426
	Health care benefits continuation(4)	31,863

	Subtotal T. DeWitt	$380,289

James T. Rauth, P.E.	Severance Payment(3)	$348,662
	Health care benefits continuation(4)	40,252

	Subtotal J. Rauth	$388,914

(1)	All amounts presented were determined in accordance with each Named Executive Officer’s employment agreement and assume that each Named Executive Officer executes and delivers a general release in favor of the Company.
(2)	The meaning of “change in control” is described above.
(3)	In the event that a Named Executive Officer’s employment is terminated with cause or his employment term expires due to non-renewal, the Company shall have no further obligations with respect to such Named Executive Officer’s employment except for the payment of any base salary accrued through the date on which his employment terminates.
(4)	The amounts are calculated using current insurance premium rates as of January 1, 2012.

The vesting of Options, SARs and restricted stock awards that will occur upon the Acceptance Time is not reflected in the table immediately above. For additional information regarding the vesting of such awards upon the Acceptance Time, see “—Arrangements between Kensey Nash and its Executive Officers, Directors and Affiliates—Effects of the Offer and Merger on Equity Awards,” above.

For additional information regarding the arrangements between the Company and the Named Executive Officers, see “Item 8. Additional Information—Golden Parachute Compensation,” which is incorporated in this Item 3 by reference.

The foregoing summary is qualified by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference, the Employee Incentive Compensation Plan, which is filed as Exhibit (e)(25) hereto and is incorporated herein by reference, and the Executive Employment Agreements, which are filed as Exhibits (e)(3) through (e)(24) hereto and are incorporated herein by reference.

Rule 14d-10 Safe Harbor

The Compensation Committee of the Board (composed solely of non-employee directors that are “independent directors” in accordance with the requirements of Rule 14d-10(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the instructions thereto) approved, in accordance with the non-exclusive safe harbor provisions contained in Rule 14d-10 under the Exchange Act, among other things, the payment of the Option Cash Amounts and the SAR Cash Amounts, the vesting of the restricted stock awards, severance payments and all other consideration payable or benefits to be provided to the Company’s officers, directors and employees following the Acceptance Time and/or the Effective Time in connection with the transactions contemplated by the Merger Agreement as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d) under the Exchange Act.

Section 16 Matters

In accordance with the requirements of the Merger Agreement, the Compensation Committee of the Board approved resolutions that provided that any disposition of Common Stock (including Common Stock issued pursuant to any restricted stock award, Option and/or SAR) pursuant to the Merger Agreement, including as a result of the Merger, by any officer or director of the Company, will be exempt from Section 16(b) under the Exchange Act pursuant to Rule 16b-3 thereunder.

Indemnification of Executive Officers and Directors

Section 145 of the DGCL provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation, or is or was serving at the request of such person as an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his or her conduct was illegal. A Delaware corporation also may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the corporation’s best interests, except that a corporation may not indemnify any person in respect of any claim, issue or matter as to which such person is adjudged to be liable to the corporation unless an appropriate court determines that, despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper. Expenses incurred by any officer or director in defending any such action, suit or proceeding in advance of its final disposition shall be paid by the corporation upon delivery to the corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such officer or director has actually and reasonably incurred.

Section 102(b)(7) of the DGCL permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any (1) transaction from which the director derives an improper personal benefit; (2) act or omission not in good faith or that involves intentional misconduct or a knowing violation of law; (3) unlawful payment of dividends or redemption of shares; or (4) breach of the director’s duty of loyalty to the corporation or its stockholders.

The Company’s Second Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”) provides that the Company shall indemnify directors, and may indemnify its officers, to the fullest extent permitted by the DGCL, except that the Company shall not be obligated to indemnify any such person (1) with respect to proceedings, claims or actions initiated or brought voluntarily by any such person and not by way of defense or (2) for any amounts paid in settlement of an action indemnified against by the Company without the prior written consent of the Company. The Certificate of Incorporation also provides that the Company shall advance expenses incurred by a director or officer in defending a proceeding with respect to which he or she is or may be entitled to indemnification in advance of the final disposition thereof, upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if he or she is ultimately determined not to be entitled to indemnification under the Certificate of Incorporation. In addition, the Certificate of Incorporation limits the liability of directors to the full extent permitted by Section 102(b)(7) of the DGCL.

The Company has also entered into indemnity agreements with each of Messrs. Kaufmann, Maupay, Evans, Nash and Bobb (each an “Indemnified Party”). These agreements require the Company, among other things, to indemnify each Indemnified Party against certain liabilities that may arise by reason of their status or service as directors and/or executive officers, as applicable, as well as to advance expenses to them as they are incurred, provided that they undertake to repay the amount advanced if it is ultimately determined by a court that they are not entitled to indemnification. The indemnity agreement with each Indemnified Party also provides the following indemnification rights and limitations in addition to the indemnification in the Certificate of Incorporation: (1) if the Company does not pay a claim within 90 days after written notice has been received by the Company, the Indemnified Party may bring suit against the Company to recover the unpaid amount of the claim and, if successful in whole or in part, shall also be entitled to be paid the expense of prosecuting such claim; (2) the Company is not liable for a claim against an Indemnified Party for which payment is made to the Indemnified Party under an insurance policy, except in respect of any excess beyond the amount of payment under such insurance; (3) the Company is not liable for a claim against an Indemnified Party based upon or attributable to the Indemnified Party gaining personal profit or advantage, or brought about by the dishonesty of the Indemnified Party; provided, however, that the Indemnified Party shall be indemnified against such claims unless a judgment or final adjudication establishes that the Indemnified Party gained personal profit or advantage to which he was not legally entitled, or committed acts of active and deliberate dishonesty with actual dishonest purpose, which dishonest acts were material to the cause of action, respectively; and (4) the Company is not liable for an accounting of profits made from the purchase or sale by the Indemnified Party of securities of the Company within the meaning of Section 16(b) of the Exchange Act or similar state laws. This description of the indemnity agreements is qualified in its entirety by reference to the form of indemnity agreement filed as Exhibit (e)(26) hereto and incorporated herein by reference.

Pursuant to the Merger Agreement, DSM and Purchaser agreed that all rights of indemnification currently existing in favor of any present and former directors and officers of the Company or any subsidiary of the Company, or any employee of the Company or any subsidiary of the Company or who acts as a fiduciary under any of the Company’s employee benefit plans (each an “Indemnitee”), as provided in the Company’s certificate of incorporation or bylaws or pursuant to any other agreement in effect as of May 2, 2012, will survive the Merger and will remain in full force and effect. The Merger Agreement also provides that the Surviving Corporation will honor and fulfill in all material respects such rights to indemnification. In addition, DSM and Purchaser have agreed that during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation in the Merger will contain provisions with respect to the indemnification, exculpation and advancement of expenses that are at least as favorable to the Indemnitees as the provisions with respect to such matters set forth in the certificate of incorporation and bylaws of the Company as of the date of the Merger Agreement.

The Merger Agreement further provides that the Company will maintain its officers’ and directors’ liability insurance policies, in effect on May 2, 2012 (the “D&O Insurance”), for a period of not less than six years after the Effective Time, but only to the extent related to actions or omissions prior to the Effective Time; provided that the Surviving Corporation may substitute for the existing D&O Insurance policies of at least the same coverage and amounts, in the aggregate, and containing terms no less advantageous to such former directors and officers to the extent that such substitution will not result in gaps or lapses of coverage with respect to matters occurring prior to the Effective Time. In no event, however, will the Surviving Corporation be required to expend more than an amount per year equal to 300% of the current annual premiums paid by the Company for the D&O Insurance (the “Maximum Amount”) to maintain or procure insurance as otherwise required by the Merger Agreement. In the event annual premiums necessary to maintain or procure the insurance coverage described above exceed the Maximum Amount, the Surviving Corporation will be required to procure and maintain during the six-year period following the Effective Time as much coverage as reasonably practicable for the Maximum Amount. The Merger Agreement also provides that, prior to the Effective Time, the Company may purchase a six-year “tail” prepaid policy on the D&O Insurance to satisfy this insurance obligation at a cost per year covered for such tail policy not to exceed the Maximum Amount. The Company intends to purchase a prepaid “tail” policy as permitted by the Merger Agreement.

In addition, the Merger Agreement provides that during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation shall indemnify and hold harmless each Indemnitee from and against, and advance expenses to each Indemnitee in respect of, any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, proceeding, investigation or inquiry, whether civil, criminal, administrative or investigative, to the extent such claim, proceeding, investigation or inquiry arises out of (i) any action or omission or alleged action or omission in such Indemnitee’s capacity as a director, officer, employee or agent of the Company or any of the Company’s subsidiaries (regardless of whether such action or omission, or alleged action or omission, occurred prior to, at or after the Effective Time), or (ii) any of the transactions contemplated by the Merger Agreement; provided, however, that if, at any time prior to the sixth anniversary of the Effective Time, any Indemnitee delivers to DSM or the Surviving Corporation a written notice asserting a claim for indemnification under the Merger Agreement, then the claim asserted in such notice shall survive the sixth anniversary of the Effective Time until such time as such claim is fully and finally resolved; and provided further, however, that no Indemnitee shall enter into any such settlement without the prior written consent of the Surviving Corporation (which consent shall not be unreasonably withheld, delayed or conditioned).

Arrangements Between Kensey Nash and Purchaser and DSM

The Merger Agreement

On May 2, 2012, the Company, Purchaser and DSM entered into the Merger Agreement. The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions to the Offer contained in Section 13 of the Offer to Purchase are incorporated herein by reference. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule and is hereby incorporated herein by reference.

The Merger Agreement governs the contractual rights among the Company, DSM and Purchaser in relation to the Offer and the Merger. The Merger Agreement has been filed as an exhibit to this Schedule to provide the Company’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company in the Company’s public reports filed with the SEC. In particular, the Merger Agreement and the summary below of certain of its terms are not intended to be, and should not be relied upon as, disclosures regarding any facts or circumstances relating to the Company, DSM, Purchaser, their respective subsidiaries and affiliates or any other party. The representations, warranties and covenants contained in the Merger Agreement have been negotiated only for the purpose of the Merger Agreement and are intended solely for the benefit of the parties thereto. In many cases, these representations, warranties and covenants are subject to limitations agreed upon by the parties and are qualified by certain supplemental disclosures provided by the parties to one another in connection with the execution of the Merger Agreement. Furthermore, many of the representations and warranties in the Merger Agreement are the result of a negotiated allocation of contractual risk among the parties and, taken in isolation, do not necessarily reflect facts about the Company, DSM, Purchaser, their respective subsidiaries and affiliates or any other party. Likewise, any references to materiality contained in the representations and warranties may not correspond to concepts of materiality applicable to investors or stockholders. Finally, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement and these changes may not be fully reflected in the Company’s public disclosures.

Appointment of Directors

The Merger Agreement provides that upon the Acceptance Time, and at all times thereafter as DSM beneficially owns at least a majority of the outstanding shares of Common Stock, Purchaser will be entitled to designate a number of the Company’s directors, rounded up to the next whole number, equal to the product of the total number of directors on the Board (including Purchaser’s designees) multiplied by the percentage that the number of shares of Common Stock beneficially owned by Purchaser and any of DSM’s other subsidiaries bears to the total number of outstanding shares of Common Stock. However, until the Effective Time, if Purchaser’s designees are elected to the Board, the Board must continue to include at least two directors who are not Company officers (i.e., independent directors) and were serving as directors of the Company on the date of the Merger Agreement. Under the terms of the Merger Agreement, the Company agreed to promptly take all necessary action to effect the appointment of Purchaser’s director designees to the Board (including action necessary to increase the size of the Board or obtain resignations of current directors) to the extent requested by Purchaser.

The Merger Agreement also provides that, following the Acceptance Time and at all times thereafter, Purchaser’s director designees will, as nearly as practicable, constitute at least the same percentage of each committee of the Board, the board of directors of each subsidiary of the Company and each committee of each such subsidiary’s board of directors as Purchaser’s director designees constitute on the Board, in each case to the extent permitted by applicable law and the rules promulgated by The NASDAQ Stock Market LLC. Pursuant to the Merger Agreement, DSM agreed to cause each individual nominated by it for appointment to the Board upon or following the Acceptance Time (i) to furnish to the Company a completed director questionnaire with respect to such individual’s background and qualifications, (ii) if requested by the Board, to consent to a background check and (iii) to furnish to the Company such other background information as the Board (and/or the corporate governance and nominating committee of the Board) may reasonably request. If the Board determines in good faith that its appointment of a particular designee would constitute a breach of its fiduciary duties to the Company’s stockholders, the Merger Agreement provides that the Company shall not be required to appoint such designee to the Board but shall appoint another individual designated for appointment to the Board by DSM (subject to such individual providing the information and consent described above and the Board’s exercise of its fiduciary duties as described above).

The foregoing summary concerning representation on the Board does not purport to be complete and is qualified in its entirety by the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Confidentiality and Standstill Agreement

In connection with discussions about strategic business opportunities as part of the process that led to the execution of the Merger Agreement, the Company and DSM entered into a Confidentiality and Standstill Agreement on November 14, 2011 (the “Confidentiality Agreement”). Pursuant to the Confidentiality Agreement, as a condition to being furnished confidential information by the Company, DSM agreed, among other things, to use such confidential information solely for the purpose of evaluating a possible transaction between the Company, on the one hand, and DSM and/or a subsidiary of DSM, on the other. DSM also agreed, among other things, that without the prior consent of the Company, from the date of the Confidentiality Agreement until the earlier to occur of the execution of a definitive agreement between DSM and/or one if its subsidiaries, on the one hand, and the Company, on the other, regarding a transaction (such as the Merger Agreement), and November 14, 2012, neither DSM nor any of its affiliates would (i) acquire any securities, indebtedness or (other than in the ordinary course of business) assets of the Company; (ii) make, effect, commence, announce or propose any tender or exchange offer, merger or other business combination involving the Company; (iii) make, or in any way participate in any solicitation of proxies to vote, or seek to advise or influence any person with respect to the voting of, any voting securities of the Company; (iv) form, join or in any way participate in a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with respect to any voting securities of the Company; (v) otherwise seek to control or influence the management, Board or policies of the Company; (vi) advise, assist, or encourage any other persons in connection with any of the foregoing; or (vii) directly or indirectly make any proposal, statement or inquiry, or disclose any intention, plan or arrangement inconsistent with the foregoing. The Confidentiality Agreement remains in effect and would not be affected by the termination of the Merger Agreement.

The preceding summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Item 4. The Solicitation or Recommendation.

Recommendation of the Board

At a meeting held on May 2, 2012, the Board, among other things, unanimously:

•	determined that the terms of the Offer, Merger and Merger Agreement were fair to and in the best interests of the stockholders of the Company;

•

determined that it was advisable and in the best interests of the Company and its stockholders to approve, and did approve, the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement;

•	authorized the execution, delivery and performance of the Merger Agreement and all of the transactions contemplated thereby, including the Offer and the Merger;

•

authorized the grant of the Top-Up Option (as defined in Item 8 of this Statement) pursuant to the Merger Agreement and the issuance to Purchaser of shares of Common Stock underlying the Top-Up Option upon the exercise of the Top-Up Option and payment for such shares of Common Stock issuable upon such exercise in accordance with the terms of the Merger Agreement; and

•	resolved to recommend that the Company’s stockholders tender their shares of Common Stock to Purchaser pursuant to the Offer and, if applicable, approve and adopt the Merger Agreement.

THE BOARD UNANIMOUSLY RECOMMENDS THAT YOU ACCEPT THE OFFER AND TENDER YOUR SHARES OF COMMON STOCK TO PURCHASER IN THE OFFER.

Reasons for the Recommendation

Background

The Board has for many years conducted periodic, regular reviews of the strategic position of the Company, and has from time to time consulted with the Company’s management and legal and financial advisors to assist in such reviews. Additionally, management regularly meets with current and potential business partners to foster opportunities for the use and development of technologies. Also, from time to time, investment banking firms, including Jefferies & Company, Inc. (“Jefferies”), UBS, Bank of America and Citi, have given presentations to the Company’s management and/or the Board regarding acquisition activity in the Company’s industry and related matters. Other than presentations by Jefferies and UBS, such presentations were not solicited by the Company or the Board, and no firms other than UBS and Jefferies were retained or compensated by the Company as a result of any such presentation.

On February 7, 2011, in response to a telephone message left for Joseph Kaufmann, Chief Executive Officer of the Company, by Christophe Dardel, President of DSM Biomedical, Mr. Kaufmann had a conference call with Mr. Dardel and Marc Hendriks, Director of Global RT&D DSM Biomedical, in which the parties introduced themselves and agreed to meet in person to learn about each others’ businesses. The parties met in person, on February 21, 2011, and discussed each others’ businesses, the complementary nature of their technologies and potential ways in which the parties might be able to cooperate with respect to research and development opportunities. Mr. Hendriks, Mr. Dardel, Mr. Kaufmann and Douglas Evans, the Company’s Chief Operating Officer attended that meeting.

On March 22, 2011, Mr. Evans and Mr. Hendriks further discussed possible applications for combinations of DSM’s materials with the Company’s technologies.

On June 27, 2011, the Company entered into a mutual confidentiality agreement with DSM (the “CDA”) in connection with the sharing of confidential information for the purpose of evaluating potential joint commercial development opportunities and possible joint business dealings in certain specialized fields. Following the execution and delivery of the CDA, the Company and DSM held meetings and discussions, sharing limited confidential information for the specified purpose.

On July 18, 2011, the Company held a workshop program attended by Mr. Hendriks and certain other representatives from DSM. At the workshop, the Company discussed structural degradable polymers, component and device manufacturing, antimicrobial technologies and certain related technologies, and the Company’s structural biomaterial device experience. DSM also provided a high-level comprehensive overview of its biomedical activities.

On August 18, 2011, Mr. Dardel and DSM’s Chief Innovation Officer, Rob van Leen, met with Mr. Kaufmann and Mr. Evans to discuss potential mutual business arrangements and collaborations between the parties. Mr. van Leen remarked to Mr. Kaufmann that DSM might be interested in acquiring the Company if it were for sale.

On September 7, 2011, the Company entered into discussions with a private-equity sponsored company that has operations in the biomedical field (hereafter referred to as Party A), with respect to the development and execution of collaborative product development and/or product manufacturing arrangements.

At a regularly scheduled meeting of the Board on September 20, 2011, Mr. Kaufmann provided an overview of discussions with DSM and updated the Board with respect to recent meetings and discussions that the Company’s management had with DSM. The Board encouraged management to continue to further explore business opportunities with DSM, including the possibility of a strategic transaction with the Company. The Board had made no decision yet as to whether to pursue any strategic opportunity with DSM.

On September 26, 2011, while in Europe on other business, Mr. Kaufmann met with Mr. van Leen, in Eindhoven, the Netherlands. Mr. Kaufmann and Mr. van Leen discussed the need to negotiate and enter into a confidentiality agreement for the purpose of exchanging information and discussions regarding a possible acquisition of the Company by DSM. Shortly thereafter, an interim confidentiality agreement was executed, and there were numerous discussions between the parties related to a potential transaction.

At an October 14, 2011 special meeting of the Board, the Company’s directors discussed the engagement of a financial advisor to assist it in discussions with DSM and other potential acquirors. The Board focused on Jefferies because a senior banker at Jefferies has been a financial advisor to the Company for many years, both at Jefferies and at his previous firm, UBS, and had advised the Company with respect to a number of potential market opportunities. The Board approved the engagement of Jefferies to provide financial advice and assistance and investment banking services in connection with a possible business combination transaction. The Board then discussed possible ranges of value of the Common Stock that the Board would hope to obtain in a sale of the Company if such a sale were to occur. The Board also reviewed a draft letter to DSM regarding the process to be followed in connection with further due diligence inquiries and submitting an acquisition proposal. The Company subsequently entered into an engagement letter with Jefferies, on terms approved by the Board, and commenced negotiation of the Confidentiality Agreement, a more fulsome agreement with standstill and non-solicitation provisions binding on DSM.

On October 17, 2011, at the direction of the Board, Jefferies sent the aforementioned letter, on behalf of the Company, to DSM regarding the process to be followed in connection with further due diligence inquiries and submitting an acquisition proposal.

On November 3, 2011, Mr. Kaufmann and Mr. van Leen had a telephone conversation pursuant to which Mr. van Leen asked that the Company deal exclusively with DSM with respect to a potential acquisition of the Company. Based upon direction given by the Board, Mr. Kaufmann responded that, although the Company was willing to listen to a proposal by DSM, it was not for sale and that, in any event, the Company would not entertain discussions regarding exclusivity prior to receiving a proposal.

In connection with negotiating the Confidentiality Agreement, DSM continued to request that the Company deal exclusively with DSM regarding a potential acquisition of the Company. On November 14, 2011, the Company and DSM entered into the Confidentiality Agreement, filed as Exhibit (e)(2) hereto, which did not grant exclusivity to DSM.

On November 22 and 23, 2011, the Company held a two-day meeting with several members of the DSM management team in Exton, Pennsylvania. Following that meeting, the Company provided additional documents and other materials to DSM. DSM indicated that it would deliver a non-binding preliminary offer to the Company based upon the Company’s five-year financial plan, the aforementioned management meetings, and the other materials presented to it by the Company. At such meeting, the Company communicated to DSM that the Company did not intend to permit further due diligence or to further pursue a potential acquisition with DSM unless DSM’s preliminary offer was in a range that the Board viewed as reasonable.

At a special meeting of the Board, held on November 28, 2011, Mr. Kaufmann summarized for the Board his impressions of the two-day meeting with DSM and relayed that DSM had indicated that it would provide a non-binding offer.

At the next regularly scheduled meeting of the Board, which was held on December 7, 2011, representatives from Jefferies discussed with the Board matters related to a possible transaction with DSM. That discussion included a review of valuation considerations and market metrics, as well as an overview of DSM. At this meeting, Katten Muchin Rosenman LLP, legal counsel to the Company (“Katten”), led a discussion regarding the fiduciary duties applicable to the Board in connection with a potential acquisition. At that meeting and from time to time thereafter, the Board discussed the most effective way to obtain the highest price per share of Common Stock in connection with a potential acquisition of the Company, in light of the risk of unintended public disclosure and the potential adverse consequences associated with broad canvassing of the market. The Board ultimately determined that Jefferies should approach those potential private equity and strategic acquirors that would be likely to have an interest in acquiring the Company. The Board engaged in active discussions regarding valuation and fiduciary duty matters and encouraged management to continue discussions with DSM. The Board further instructed management that any offer for the Company would need to be in the range of $40.00 per share of Common Stock.

On December 9, 2011, St. Jude Medical, Inc. (“St. Jude Medical”), the Company’s largest customer, informed the Company that, effective as of November 2011, it would pay royalties to the Company with respect to the Angio-Seal Vascular Closure Device (the “Angio-Seal Device”) at a reduced royalty rate. The Company disputed such reduction and asserted claims related to royalty payments pursuant to a license agreement between the Company and St. Jude Medical and certain related matters (the “Dispute”). These royalty payments subject to the Dispute represented a substantial portion of the Company’s profits. On December 16, 2011, the Company announced that, at St. Jude Medical’s suggestion, it agreed to enter into non-binding mediation in an attempt to resolve the Dispute, as well as other related claims. As a result of the Dispute, on December 16, 2011, the Company withdrew its earnings guidance for the quarter ended December 31, 2011, the other two remaining quarters of fiscal year 2012 and fiscal 2012 as a whole. The closing price of the Common Stock on December 15, 2011 was $26.70; following the announcements related to the Dispute, the closing price of the Company’s Common Stock fell to $20.75 on December 16, 2011 and then to $18.51 on December 19, 2011.

At a December 21, 2011 meeting of the Board, Mr. Kaufmann relayed to the Board that he had a conversation with Mr. van Leen pursuant to which Mr. van Leen indicated that DSM would make an offer in the coming days in the range of $28.00 to $29.00 per share of Common Stock, that the offer would likely have been at a higher valuation if the Dispute were not a concern and that DSM desired to continue its due diligence. Mr. Kaufmann further relayed to the Board that he had informed Mr. van Leen that the Company would not be interested in a transaction in the proposed valuation range, consistent with the previous direction given by the Board. The Board concurred with Mr. Kaufmann’s statement to Mr. van Leen and directed that Mr. Kaufmann continue to adhere to the position that any offer for the Company would need to be in the range of $40.00 per share of Common Stock.

On December 22, 2011, DSM provided a written non-binding value indication, pursuant to which DSM proposed to acquire all of the outstanding shares of Common Stock at an offer range of $26.00 - $30.00 per share pursuant to an all-cash tender offer, followed by a merger. The proposal specified that the proposed transaction would not be subject to a financing condition.

On December 28, 2011, Mr. Kaufmann and Jefferies again updated the Board with respect to the proposal from DSM. After discussions, the Board reiterated that any acceptable proposal would have to be in the range of $40.00 per share of Common Stock.

Between late December and early January, Mr. Kaufmann and Mr. van Leen continued to discuss the proposed transaction, including DSM’s preliminary offer and each party’s desire to move forward with the due diligence process. Mr. Kaufmann expressed to DSM that any offer for the Company would have to exceed what DSM had originally proposed and, more specifically, would need to be in the range of $40.00 per share of Common Stock. Mr. Kaufmann also expressed that DSM should not proceed unless it was willing to significantly increase its offer. DSM agreed to consider a higher offer, and orally indicated it would raise the upper end of its offer range to $35.00 per share of Common Stock but would not commit to any price without further diligence.

At a special meeting of the Board on January 3, 2012, Mr. Kaufmann informed the Board of the recent discussions between the Company’s management and DSM. The Board discussed whether it was advisable to continue the process during the pendency of the Dispute with St. Jude Medical. The Board explored potential deal structure mechanisms that might allow the transaction to proceed, but that would preserve potential value that may accrue to the Company in connection with a successful settlement of the Dispute for the benefit of the Company’s stockholders, including contingent value rights. Following thorough discussions with its legal and financial advisors, the Board directed management to continue the due diligence process with DSM.

From January 16, 2012 through January 20, 2012, DSM and its representatives performed due diligence on the Company and on its books and records. On January 20, 2012, Mr. Kaufmann and representatives from Jefferies met with Mr. Dardel and Michael Wahl, DSM’s Vice President of Mergers and Acquisitions, to discuss DSM’s proposal. Mr. Dardel stated that the DSM team intended to compile the information that it had obtained and would then make a presentation to DSM’s governing bodies during the week of February 6, 2012. It was decided that following such presentation and after the Company’s scheduled mediation with St. Jude Medical, the two parties would have further conversations on February 13, 2012.

On January 24, 2012, at a meeting of the Board, Mr. Kaufmann updated the Board on the recent meetings between the Company and DSM.

On February 13, 2012, the Company engaged in mediation with St. Jude Medical with respect to the Dispute, and executed a term sheet with respect to a settlement, subject to negotiation of definitive documentation. The Company informed DSM that it had entered into the aforementioned term sheet with St. Jude Medical. DSM expressed its desire to continue its due diligence investigation and indicated that it had questions regarding the Company’s projections.

At a meeting of the Board on February 14, 2012, the Board instructed management to update its 5-year projections to reflect the terms set forth in the term sheet with St. Jude Medical and to provide those projections to Jefferies, DSM and other potential bidders.

At the Board’s direction, beginning in early February, 2012, Jefferies began contacting a number of other companies and private equity firms to determine whether any of them might be interested in making an offer to acquire the Company. Party A and a private equity company (hereafter referred to as Party B) expressed interest in a potential acquisition of the Company.

On March 6, 2012, Mr. Kaufmann, Michael Celano, Chief Financial Officer of the Company, and Jefferies met with Mr. Dardel and Philip Eykerman, Executive Vice President of Corporate Strategy and Acquisitions for DSM, to answer DSM’s questions regarding the Company’s projections. On a follow-up call with Mr. van Leen on March 11, 2012, Mr. Kaufmann obtained confirmation that DSM’s questions regarding the Company’s projections were addressed to the satisfaction of DSM. Mr. Kaufmann also conveyed to DSM that public announcement of the settlement with St. Jude Medical would be forthcoming. Mr. van Leen stated that DSM wished to wait a week following the public announcement of the settlement with St. Jude Medical so that news of such settlement would have time to be fully absorbed by the market, and that thereafter DSM would seek approval from its applicable governing bodies to provide a revised offer to the Company.

On March 13, 2012, at a regularly scheduled meeting, the Board discussed the developments with DSM with representatives of Jefferies. Jefferies provided the Board with an update of its efforts to date to pursue other potential acquirors. The Board directed Jefferies to continue its efforts to pursue other potential acquirors and also directed management and Jefferies to continue the dialogue with DSM.

The definitive agreement with St. Jude Medical was executed, delivered and publicly announced on March 16, 2012. The closing per share price of the Common Stock rose from $24.59 on March 16, 2012, to $30.20 on March 19, 2012.

Following the public announcement of the definitive agreement with St. Jude Medical and the attendant removal of the uncertainty that the Dispute had on the Company’s business, and in advance of the anticipated new offer from DSM, Jefferies intensified its efforts to determine whether any other parties might be interested in making an offer to acquire the Company. Those efforts continued throughout March and April, while the Company was engaged in discussions with DSM. In the course of those efforts, in addition to the discussions with Party A and Party B. Jefferies approached two additional private equity firms, as well as two other possible strategic acquirors about their potential interest in a transaction with the Company. Party A and Party B reiterated their interest in a potential acquisition of the Company and, as discussed below, took steps to explore such a transaction.

On March 26, 2012, at a special meeting of the Board, Jefferies provided an update on a recent discussion with DSM. Representatives of Jefferies relayed that representatives from DSM indicated that DSM’s management was moving a proposal to acquire the Company through DSM’s approval process and that DSM would provide a revised proposal to the Company during the week of April 2, 2012. The representatives of Jefferies also indicated that, during the discussion with DSM, Jefferies had reiterated the Company’s expectation for a price per share of Common Stock in the $40.00 range.

On March 28, 2012, the Company entered a confidentiality and standstill agreement with Party B.

On March 28, 2012, the Company held a teleconference with Party A and delivered a presentation of publicly-available materials regarding its business, products, customers, prospects and financial information. Party A agreed to review the information.

On April 3, 2012, Mr. Kaufmann and Jefferies met with Mr. van Leen and Mr. Eykerman. Mr. van Leen and Mr. Eykerman delivered an offer letter, which stated it was a final proposal, pursuant to which DSM proposed to acquire all of the outstanding shares of Common Stock at a price of $35.50 per share pursuant to an all-cash tender offer, followed by a merger. The proposed transaction was not subject to a financing condition. On April 4, 2012, at a special meeting of the Board, Mr. Kaufmann described such meeting to the Board. He provided the Board with DSM’s written proposal and also noted that DSM stated that it would expect to build its North American biomaterials platform around the Company’s operations. He also explained that DSM stated that it intended to retain Company management and employees and to create a $10 million retention and incentive plan to encourage achievement of the business plan for fiscal year 2013 and beyond. The details of this incentive plan were not discussed further, and members of Company management have not discussed the terms of their continued employment, if any, with the Company after the Merger with DSM. The Board discussed with Jefferies the likelihood of DSM increasing its offer. Jefferies also informed the Board that Party A had indicated a desire to learn more about the Company as a potential acquisition target, particularly given Party A’s experience in the biomedical field. After a lengthy discussion, the Board determined that the Company should reject DSM’s offer and express to DSM that the Company was seeking an offer in the $40.00 range, consistent with its earlier communications with DSM. Additionally, the Board directed management and Jefferies to continue discussions and further explore opportunities with Party A and Party B.

On April 4, 2012, at the Board’s direction, Jefferies informed DSM that the Company had rejected DSM’s offer and reiterated that the Company was seeking an offer in the $40.00 range. That same day, Mr. Kaufmann, Mr. Evans and Mr. Celano met with representatives from Party B. Mr. Kaufmann expressed the Company’s expectation that the price per share of Common Stock in an acquisition of the Company would be in the range of $40.00 per share of Common Stock. Party B was presented with the Company’s five-year financial projections.

On April 5, 2012, the Company entered into a confidentiality and standstill agreement with Party A.

On April 10, 2012, Mr. Kaufmann received a letter from DSM in which DSM increased its offer to $37.50 per share of Common Stock. Subsequently on April 10, 2012, the Board held a special meeting to discuss the letter from DSM. The Board discussed the proposal from DSM at length. Additionally, Jefferies updated the Board on recent conversations with Party A and Party B. Jefferies indicated that Party A was interested in learning more about the Company. Jefferies also conveyed that Party B had indicated that it thought that a price per share of Common Stock in the $40.00 range was higher than what Party B was willing to consider paying and that Party B’s calculations indicated a valuation in the mid-$30s range. The Board directed Mr. Kaufmann to explore with Mr. van Leen whether DSM would be willing to increase its offer to a price higher than $37.50 per share of Common Stock. The Board also asked Jefferies to continue discussions regarding a potential transactions, including by having further discussions with Party A and Party B.

Mr. Kaufmann had two conversations with Mr. van Leen following the April 10, 2012 special meeting of the Board in which he communicated the Board’s desire to obtain additional value for the Company’s stockholders and discussed areas of the Company’s projections prepared by DSM that, if reconsidered, could unlock additional stockholder value. Mr. van Leen responded on April 11, 2012 that he might be able to go as high as $38.50 per share of Common Stock, but that such valuation was outside of the range authorized by DSM’s governing bodies and, consequently, additional approvals by DSM’s applicable governing bodies would be necessary.

On April 12, 2012, at a special meeting of the Board, Mr. Kaufmann relayed the content of the two recent conversations he had with Mr. van Leen. Jefferies discussed with the Board DSM’s potential offer of $38.50 per share of Common Stock. Jefferies updated the Board on recent conversations with Party A and Party B. In that update, Jefferies summarized recent efforts to engage Party A, which had continued to show interest in a potential transaction, but had been slow to respond to Jefferies’ inquiries, and Party B, which had continued to maintain that it would not be comfortable with a valuation higher than the mid-$30s per share of Common Stock. The Board considered and discussed the situation and a variety of options. The Board directed Mr. Kaufmann to speak with Mr. van Leen again and attempt to increase the offer from DSM, if possible, but agreed that if Mr. Kaufmann was not able to secure an increased offer, the Company was authorized to pursue a transaction at $38.50 per share of Common Stock. After additional discussions with Mr. van Leen, it became clear to Mr. Kaufmann that DSM’s potential offer of $38.50 per share of Common Stock was DSM’s best and final offer.

On April 12, 2012, the Company provided its five-year projections to Party A.

On April 14, 2012, Mr. van Leen informed Mr. Kaufmann that DSM’s governing bodies had approved an offer at $38.50 per share of Common Stock and Mr. Kaufmann relayed such message to the Board.

The Company received a draft agreement and plan of merger on April 20, 2012 from DSM.

At a special meeting of the Board held on April 24, 2012, Mr. Kaufmann updated the Board on the status of the DSM offer, including the receipt of the draft agreement and plan of merger. Jefferies updated the Board on its discussions with other potential acquirors. In particular, Jefferies reviewed with the Board each of the parties that had been contacted and the outcome of such contact. Jefferies noted that each of the private equity firms that had been contacted and had expressed an interest in a transaction had noted that they were not willing to proceed at a valuation that exceeded the mid-$30s. The Board discussed whether it would be advisable to approach additional private equity acquirors in an effort to obtain a price per share of Common Stock in excess of $38.50 and, based upon the feedback from the private equity firms contacted and Jefferies’ insights as to valuation multiples being paid by private equity firms, concluded that such efforts were unlikely to result in a higher offer. The Board then discussed the selected potential strategic acquirors that had been approached (none of which had submitted an acquisition proposal), as well as ones that had not been contacted. Jefferies relayed to the Board the feedback that it had received from potential strategic acquirors, and Jefferies discussed whether it was anticipated that any potential strategic acquirors would offer a price per share of Common Stock in excess of $38.50. The Board discussed with Jefferies whether there were any additional potential strategic bidders that should be approached at that time. The Board, after consultation with Jefferies and management, concluded that it was unlikely that approaching any additional bidders would result in a higher offer, in large part because the Company’s attractiveness to potential strategic acquirors was limited due to the Company’s lack of a sales force and the potential negative synergies caused by competition between many companies in the Company’s industry and the Company’s customers. The Board also noted that there would be a meaningful opportunity for any other potential bidders with serious interest in acquiring the Company to emerge after the public announcement of a transaction with DSM.

The Board, with the assistance of Katten, then discussed the key issues presented by the initial draft of the agreement and plan of merger, including that the transaction would be structured as a two-step transaction, consisting of a tender offer followed by a merger, that the agreement provided for a “top-up option,” and that the initial draft did not provide for “go-shop” period. The Board discussed at length whether a “go-shop” period would be beneficial to the stockholders of the Company. After discussion with Jefferies and Katten, the Board believed that a “window-shop” provision would be sufficient to expose the Company to other potential bidders, especially in light of efforts already made by Jefferies to contact other potential acquirors. The initial draft of the agreement and plan of merger also provided (i) for a termination fee of 4.5% of the total equity value of the transaction payable to Purchaser in connection with the acceptance of an alternate proposal or certain other events, (ii) that the tender offer would be launched as promptly as practicable following the execution and delivery of the agreement and plan of merger, but no later than ten business days following the execution and delivery of the agreement and plan of merger, (iii) that Purchaser would have five business days to match any competing proposal, in the event that one is made, and (iv) that the executive officers and directors of the Company would enter into a voting and tender agreement, pursuant to which such persons would agree to tender their shares in a tender offer launched by DSM and would vote any shares not tendered in such offer in favor of a merger with DSM.

On April 24, 2012, the Company announced that it would release its earnings results for the quarter ended March 31, 2012 (the “Earnings Announcement”) on May 2, 2012, consistent with the timing of its regular earnings releases. The Company expected that, if it was able to conclude negotiations of a definitive agreement with DSM that the Board believed was in the best interests of the stockholders, it would announce such agreement at the same time as the Earnings Announcement rather than deliver information to the market in a piecemeal fashion. The Company believed that this was the best course of action given that reported earnings would generally be in line with prior guidance as well as analyst expectations.

On April 25, 2012, acting at the direction of the Board, Katten sent a revised draft agreement and plan of merger to DSM’s counsel, Cleary Gottlieb Steen & Hamilton LLP (“Cleary”). This revised draft of the agreement and plan of merger included the following provisions, which the Board directed Katten to include in such revised draft: (i) a termination fee of 3.0% of the total equity value of the transaction, (ii) a minimum of two calendar weeks prior to the launching of a tender offer so as to allow potential bidders time to make an offer prior to the commencement of a tender offer, (iii) a reduction of the period of time given to Purchaser to match any competing proposal from five business days to two business days, and (iv) that there would not be a voting and tender agreement.

On April 27, 2012 Cleary sent a revised draft agreement and plan of merger to Katten, and representatives of Katten and Cleary discussed the revisions in the draft agreement and plan of merger, which provided, among other things, that (i) there would be a termination fee of 4.0% of the total equity value of the transaction, (ii) DSM and Purchaser agreed to the window of a minimum of two calendar weeks between the execution and delivery of the agreement and plan of merger and the launch of a the tender offer, (iii) that Purchaser would have three business days to match any competing proposals, and (iv) there would be a voting and tender agreement. Additionally, on April 27, 2012, Katten sent Cleary an initial draft of the disclosure letter.

Between April 27 and April 30, 2012, Katten and Cleary negotiated various terms of the draft agreement and plan of merger. On April 29, 2012 Katten sent Cleary a revised draft of the disclosure letter.

On April 30, 2012, at the direction of the Board, Katten revised the agreement and plan of merger again to provide for a termination fee of 3.0% of the total equity value of the transaction and sent it to Cleary.

On May 1, 2012, DSM agreed to the Company’s request that the Company’s officers and directors would not be subject to a voting and tender agreement. Cleary also sent a revised draft of the agreement and plan of merger that provided for a termination fee of 3.75% of the total equity value of the transaction.

On May 1, 2012, at a special meeting of the Board, another draft agreement and plan of merger was presented to the Board. The Board consulted with Katten regarding the terms and conditions provided in such agreement. Also at this meeting, Jefferies reviewed with the Board its financial analyses of the cash consideration of $38.50 per share of Common Stock, as discussed in the Opinion of the Company’s Financial Advisor section, below. In determining that the price to be paid by DSM was fair to the Company’s stockholders, the Board noted that the range of values implied by the discounted cash flow analysis presented by Jefferies reflected a range above DSM’s offer price and above the prices indicated by Jefferies’ other analyses. The Board engaged in lengthy discussion on this issue amongst themselves and with Jefferies and management. In such discussion, the Board considered the significant risks associated with the Company’s forecasts resulting from, among other things, the revenue and profit risks associated with the loss of the royalty revenue stream associated with the Angio-Seal Device in 2014, substantial uncertainties associated with the Company’s early stage products and those in its product development pipeline, the dependence on a few major customers, worldwide regulatory, economic, monetary and other general industry risks. The Board also authorized management and Katten to accept a termination fee of 3.5% of the total equity value of the transaction.

Later on May 1, 2012, Katten called Cleary to communicate the willingness of the Board to accept a termination fee of 3.5% of the total equity value of the transaction. Cleary later called Katten to communicate that DSM had agreed to reduce its request for a termination fee to 3.5% of the total equity value of the transaction. Cleary then sent a revised draft of the agreement and plan of merger to Katten. The disclosure letter was also finalized.

On May 2, 2012, Katten and Cleary discussed additional revisions to the draft agreement and plan of merger, and Cleary sent a final draft of the agreement and plan of merger to Katten.

On May 2, 2012, at a special meeting of the Board, after the close of trading for the day, Jefferies rendered its opinion to the Board to the effect that, as of that date and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the review undertaken set forth in the opinion, the consideration of $38.50 per share of Common Stock in cash to be received by holders of shares of Common Stock pursuant to the Offer and Merger was fair, from a financial point of view, to such holders (other than DSM, Purchaser and their respective affiliates). Also at this meeting, the Board unanimously adopted resolutions approving the agreement and plan of merger and recommending the Offer and the Merger. The Compensation Committee of the Board then held a meeting at which it approved the matters discussed in Section 3 – Rule 14d-10 Safe Harbor and – Section 16 Matters. Following such meeting, the Merger Agreement was signed. Prior to the opening of the financial markets in the Netherlands and the United States on May 3, 2012, the Company and DSM issued press releases announcing the signing of the Merger Agreement.

Reasons for the Recommendation

At a special meeting of the Board held on May 2, 2012 the Board approved the Merger Agreement and determined to recommend the transactions contemplated by the Merger Agreement, including the Offer and the Merger, to the Company’s stockholders. In evaluating the Offer and the Merger, the Board consulted with the Company’s senior management and legal and financial advisors. In reaching its decision to recommend that the Company’s stockholders accept the Offer, tender their shares of Common Stock to Purchaser pursuant to the Offer, and approve and adopt the Merger Agreement, if approval and adoption of the Merger Agreement by the Company’s stockholders is required by applicable law in order to consummate the Merger, the Board considered a number of factors, including the following:

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Offer Price. The Board considered the fact that the $38.50 price per share to be paid in the Offer and the Merger represents a premium of approximately 33% over the closing price per share of Common Stock on May 2, 2012 (the day immediately preceding the public announcement of the Merger Agreement), a 27% premium over the 52-week high price of the Common Stock for the period preceding the signing of the Merger Agreement, a 53% premium over the average closing price of the Common Stock over that 52-week period and a premium over the volume weighted average price (“VWAP”) of the Common Stock for the 30-day and 90-day periods ended April 30, 2012 of 34.9% and 43.0%, respectively. The Board also noted that the Offer Price exceeded recent price targets set by a number of Wall Street analysts who regularly cover the Company and whose reports were summarized for the Board.

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Operating and Financial Condition and Prospects. The Board considered the Company’s historical and projected business, financial condition, results of operations, products, product development efforts, management, prospects and competitive position. The Board evaluated management’s strategic plan (including financial forecasts) for the Company if it were to remain an independent entity and assessed the inherent risks of the Company’s industry and business, including the significant risks associated with the Company’s forecasts resulting from, among other things, the revenue and profit risks associated with the loss of the royalty revenue stream associated with the Angio-Seal Device in 2014, substantial uncertainties associated with the Company’s early stage products and those in its product development pipeline, the dependence on a few major customers, worldwide regulatory risks and other factors set forth in the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2011 and the risks and other factors set forth from time to time in the Company’s other filings with the SEC, including the disclosures under “Risk Factors” in those filings.

•	Financial Markets. The Board considered current financial market conditions and historical market prices, volatility and trading information with respect to the Common Stock of the Company.

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Review of Strategic Alternatives. The Board considered the potential benefits of alternative transactions, including alternative transaction structures, strategic alliances, a “going private” transaction and remaining an independent company, as well as the perceived risks, anticipated timing and likelihood of completing those alternatives. Based on these considerations and the absence of substantial interest from other potential acquirers in acquiring the Company, the Board believed that the Offer and the Merger were more favorable to the Company’s stockholders than any other strategic alternative reasonably available to the Company, including remaining as an independent company.

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Market Check. The Board considered the results of the process it conducted, with the assistance of the Company management and its financial advisors, to pursue other acquisition proposals. The Board also considered the low probability that other companies or private equity firms that were not contacted by the Company or its financial advisors would have the ability or interest to make a proposal to acquire the Company at a higher price than the Offer Price for the reasons described above under the caption “Background,” as well as the absence of any meaningful unsolicited offers to acquire the Company in the Company’s 27-year history, despite its well known products and position in the industry. The Board also took into account the fact that none of the parties contacted about pursuing a transaction offered a higher price than that offered by DSM and, in the view of the Board, such parties’ proposals had a lower degree of certainty because any transaction with such parties remained subject to extensive due diligence and possibly financing. In addition, the Board believed that the terms of the Merger Agreement related to the Company’s consideration of competing proposals would permit a meaningful market check following the announcement of the Merger Agreement, particularly in light of the Board’s view that the Company is well known in its industry. Based on the foregoing process and other considerations summarized above and below, the Board believed that the Offer Price obtained was the highest that was reasonably attainable.

•

Negotiations with DSM. The Board considered its belief, based upon negotiations with DSM that resulted in multiple increases in the price per share offered by DSM and numerous changes in the terms and conditions of the Merger Agreement, that the Offer Price is the highest price per share that DSM was willing to pay to acquire the Company and that the terms of the Merger Agreement include the most favorable terms to the Company and its stockholders to which DSM was willing to agree.

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Opinion and Analyses of the Company’s Financial Advisor. The Board considered Jefferies’ financial analyses with respect to the $38.50 per share Offer Price and its opinion to the Board to the effect that, as of May 2, 2012, and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the review undertaken as set forth in the opinion, the consideration of $38.50 per share of Common Stock in cash to be received by holders of Common Stock pursuant to the Offer and the Merger was fair, from a financial point of view, to such holders (other than DSM, Purchaser and their respective affiliates), as more fully described below under the caption “Opinion of the Company’s Financial Advisor.” In assessing the discounted cash flow analysis, the Board considered the factors discussed in the “Operating and Financial Condition of Prospects” bullet point above.

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Cash Consideration; Certainty of Value. The Board considered the fact that the form of consideration payable to stockholders will be cash, which will provide stockholders with certainty of value, while avoiding long-term business risk.

•	Terms of the Merger Agreement. The Board considered the terms and conditions of the Merger Agreement, including, but not limited to:

•

the ability of the Company, prior to the completion of the Offer, to consider and respond, in certain circumstances and in accordance with the procedures set forth in the Merger Agreement, to an unsolicited third party proposal to acquire the Company that is, or would reasonably be expected to result in, a Superior Proposal (as defined in the Merger Agreement);

•

the ability of the Board to (i) change its recommendation in favor of the Offer and the Merger and/or terminate the Merger Agreement prior to the Acceptance Time under certain circumstances in order to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal, if the Board determines in good faith that the failure to change its recommendation and/or terminate the Merger Agreement would be reasonably likely to violate fiduciary duties owed to the Company and its stockholders, and (ii) change its recommendation in favor of the Offer and Merger prior to the Acceptance Time in the absence of a Superior Proposal if a material event or change in circumstances occurred after the date of the Merger Agreement that was not known or reasonably foreseeable by the Company prior to the date of the Merger Agreement and the Board determines in good faith that the failure to change its recommendation would be reasonably likely to violate fiduciary duties owed to the Company and its stockholders;

•

the ability of the Company and the Board to make any disclosure to the Company’s stockholders if, in the good faith judgment of the Board, failure to do so would violate the Board’s obligations under applicable law (including the Board’s duties of good faith and candor to the Company’s stockholders);

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Purchaser’s obligation to extend the Offer beyond the initial expiration date of the Offer if certain conditions to the consummation of the Offer are not satisfied or waived as of the initial expiration date of the Offer or, if applicable, subsequent expiration dates; and

•

the $12.6 million termination fee, payable upon the termination of the Merger Agreement for certain reasons set forth therein (including to accept a Superior Proposal), which the Board believed was reasonable in the context of break-up fees that were payable in other comparable transactions and would not preclude a Superior Proposal.

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Likelihood of Completion; No Financing Condition. The Board considered its understanding that the Offer and the Merger would likely be completed, based on the absence of any financing condition, the fact that DSM and Purchaser represented to the Company that they have the financial resources to fund both the Offer and the Merger from cash on hand and the absence of significant regulatory approvals necessary to complete the Offer and the Merger that could potentially prevent or materially delay the Offer and Merger or require significant effort by, or resources of, the parties to the Merger Agreement. The Board also considered DSM’s experience in completing similar transactions.

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Tender Offer Structure. The Board considered the fact that the transaction would be structured as a tender offer, which, notwithstanding the fact the Offer would not be commenced for at least two weeks from the date of the Merger Agreement, would allow stockholders to receive the cash Offer Price pursuant to the Offer in a relatively short period of time and would reduce the period of uncertainty related to the transaction, followed by a second step Merger in which stockholders who have not tendered their shares of Common Stock in the Offer and have not exercised appraisal rights in accordance with the DGCL will receive the cash price paid in the Offer.

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Possible Short Form Merger. The Board took into account the fact that the Merger Agreement grants Purchaser the right, if the Offer is consummated, to potentially purchase enough authorized but unissued Common Stock through the Top-Up Option (as defined in Item 8 of this Statement) to effect a “short form” merger to acquire the remaining equity of the Company pursuant to Section 253 of the DGCL, without additional approval of the Board. The Top-Up Option may only be exercised if it would permit Purchaser to exercise a short-form merger. In this regard, the Board took into account the facts that (i) because of the Minimum Tender Condition (as defined in the Merger Agreement), the Offer cannot succeed unless a majority of the Company’s outstanding Common Stock (on a fully diluted basis) is tendered and (ii) Purchaser must acquire at least approximately 74% of the outstanding shares of Common Stock in the Offer to be able to exercise the Top-Up Option and effect a short-form merger following such exercise. The Board also considered the fact that the Merger Agreement requires the Company, DSM and Purchaser to use their reasonable best efforts to cause a Merger to be consummated pursuant to Section 253 of the DGCL as soon as possible following (including, to the extent possible, on the same day as) the exercise of the Top-Up Option and the issuance of Common Stock underlying the Top-Up Option.

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Appraisal Rights. The Board considered the availability of appraisal rights under the DGCL to stockholders who do not tender their shares of Common Stock in the Offer, do not vote in favor of the Merger and comply with all of the required procedures under the DGCL, including the fact that such stockholders will have the right to demand appraisal and payment of the fair value of their shares of Common Stock as determined by the Delaware Court of Chancery.

The Board also considered a number of uncertainties, risks and negative factors in its deliberations concerning the transactions contemplated by the Merger Agreement, including the Offer and the Merger. These negative factors included the following:

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Effect of Failure to Complete the Transactions. The Board considered the possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might be materially delayed or might not be consummated and the adverse effects that a material delay or failure to consummate the Offer and the Merger could have on the Company’s business, the market price for Common Stock and the Company’s relationships with customers and employees. The Board considered the risk of loss of key employees, disruption in normal business relationships and substantial distraction of management attention while the transaction is pending.

•	Taxation. The Board considered the fact that an all-cash transaction will be taxable to the Company’s stockholders for U.S. federal income tax purposes.

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No Participation in Future Growth or Earnings. The Board considered the fact that the Company’s stockholders will not participate in future earnings or growth of the Company following the Merger and will not benefit from any appreciation in value of the Surviving Corporation. In this regard, the Board took into account the possibility that the price of Common Stock might have increased to a price greater than $38.50 per share in the future, and that the Merger Agreement could therefore prevent current stockholders from realizing this future upside growth.

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Discouraging Alternative Transactions. The Board considered that entering into the Merger Agreement and certain provisions contained in the Merger Agreement, including restrictions on the Company’s ability to solicit competing proposals and the $12.6 million termination fee that the Company could be required to pay in certain circumstances, may have the effect of discouraging other prospective buyers from pursuing a more advantageous transaction with the Company, although the Board did not view such termination fee as preclusive of competing proposals.

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Interim Restrictions on Business. The Board considered the fact that the Merger Agreement restricts the Company’s ability to conduct its business inasmuch as the Merger Agreement requires the Company to obtain Purchaser’s consent to engage in a variety of actions prior to the completion of the transactions contemplated by the Merger Agreement.

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Interests of Management. The Board considered the fact that the Company’s executive officers and directors may have interests in the transaction that are different from, or in addition to, those of the Company’s other stockholders.

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Transaction Costs; Continuing Operations. The Board considered the significant costs involved in connection with entering into the Merger Agreement and completing the Offer and the Merger and the related risk of disruptions to the operation of the Company’s business, including the risk that the operations of the Company would be disrupted by employee concerns or departures and any adverse impact on its ability to attract new personnel, or changes to or termination of the Company’s relationships with its customers, suppliers and/or distributors, following announcement of the Offer and the Merger.

•	No Auction. The Board considered the fact that the Company’s financial advisors were not required to and did not perform an auction.

The Board concluded that, overall, the potential benefits of the Offer and the Merger to the Company’s stockholders outweighed the risks, uncertainties, restrictions and other reasons not to consummate the Offer and the Merger.

The foregoing discussion of information and factors considered by the Board is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Board applied his or her own personal business judgment to the process and may have given different weight to different factors. In arriving at its recommendation, the Board was aware of the interests of executive officers and directors of the Company as described under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Agreements between Kensey Nash and its Executive Officers, Directors or Affiliates.”

Opinion of the Company’s Financial Advisor

The Company retained Jefferies to provide it with financial advisory services in connection with the Offer and an opinion as to the fairness, from a financial point of view, to holders of Common Stock (other than DSM, Purchaser and their respective affiliates) of the consideration to be received by such holders in connection with a possible merger, sale or other strategic business combination. At the meeting of the Board held on May 2, 2012, Jefferies rendered its opinion to the Board to the effect that as of that date, and based upon and subject to the various assumptions made, procedures followed, matters considered and limitations on the review undertaken set forth in Jefferies’ opinion, the consideration of $38.50 per share of Common Stock in cash to be received by holders of Common Stock pursuant to the Offer and the Merger (together, the “Transactions”) was fair, from a financial point of view, to such holders (other than DSM, Purchaser and their respective affiliates).

The full text of the written opinion of Jefferies, dated as of May 2, 2012, is attached hereto as Annex I to this Schedule. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Jefferies in rendering its opinion. The Company encourages you to read the opinion carefully and in its entirety. Jefferies’ opinion is directed to the Board and addresses only the fairness, from a financial point of view, of the $38.50 per share cash consideration to be received by holders of Common Stock (other than DSM, Purchaser and their respective affiliates) pursuant to the Transactions as of the date of the opinion. It does not address any other aspects of the Offer or the Merger and does not constitute a recommendation as to whether or not any holder of Common Stock should tender its Common Stock in the Offer or how any holder of Common Stock should vote at any stockholder’s meeting held in connection with the Merger or whether to take any other action with respect to the Offer or the Merger. The summary of the opinion of Jefferies set forth below is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Jefferies, among other things:

•	reviewed a draft dated May 1, 2012 of the Merger Agreement;

•	reviewed certain publicly available financial and other information about the Company;

•	reviewed certain information furnished to Jefferies by the Company’s management, including financial forecasts and analyses, relating to the business, operations and prospects of the Company;

•	held discussions with members of senior management of the Company concerning the matters described in the prior two bullet points;

•	reviewed the share trading price history and valuation multiples for the Common Stock and compared them with those of certain publicly traded companies that Jefferies deemed relevant;

•	compared the proposed financial terms of the Transactions with the financial terms of certain other transactions that Jefferies deemed relevant; and

•	conducted such other financial studies, analyses and investigations as Jefferies deemed appropriate.

In Jefferies’ review and analysis and in rendering its opinion, Jefferies assumed and relied upon, but did not assume any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company to Jefferies or that was publicly available (including, without limitation, the information described above), or that was otherwise reviewed by Jefferies. In its review, Jefferies relied on assurances of the management of the Company that management was not aware of any facts or circumstances that would make such information inaccurate or misleading. In its review, Jefferies did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did Jefferies conduct a physical inspection of any of the properties or facilities of, the Company. Jefferies was not furnished with any such evaluations or appraisals and did not assume any responsibility to obtain any such evaluations or appraisals.

With respect to the financial forecasts provided to and examined by Jefferies, Jefferies’ opinion noted that projecting future results of any company is inherently subject to uncertainty. The Company informed Jefferies, however, and Jefferies assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. Jefferies expressed no opinion as to the Company’s financial forecasts or the assumptions on which they were made.

Jefferies’ opinion was based on economic, monetary, regulatory, market and other conditions existing and which could be evaluated as of the date of its opinion. Jefferies expressly disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting Jefferies’ opinion of which Jefferies became aware after the date of its opinion.

Jefferies made no independent investigation of any legal or accounting matters affecting the Company, and Jefferies assumed the correctness in all respects material to Jefferies’ analysis of all legal and accounting advice given to the Company and the Board, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to the Company and its stockholders. In addition, in preparing its opinion, Jefferies did not take into account any tax consequences of the Transactions to any holder of Common Stock. In rendering its opinion, Jefferies assumed that the final form of the Merger Agreement would be substantially similar to the last draft reviewed by it. Jefferies also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transactions, no delay, limitation, restriction or condition would be imposed that would have an adverse effect on the Company, DSM or the contemplated benefits of the Transactions.

Jefferies’ opinion was for the use and benefit of the Board in its consideration of the Transactions, and Jefferies’ opinion did not address the relative merits of the Transactions as compared to any alternative transaction or opportunity that might be available to the Company, nor did it address the underlying business decision by the Company to engage in the Transactions or the other terms of the Merger Agreement or the documents referred to therein. Jefferies’ opinion does not constitute a recommendation as to whether any holder of Common Stock should tender such shares pursuant to the Offer or how any holder of Common Stock should vote on the Merger or any matter relating thereto. In addition, Jefferies was not asked to address, and its opinion did not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than holders of Common Stock. Jefferies expressed no opinion as to the price at which the Common Stock will trade at any time. Jefferies did not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation to be received by any of the Company’s officers, directors or employees, or any class of such persons, in connection with the Transactions relative to the consideration to be received by holders of Common Stock. Jefferies’ opinion was authorized by the Fairness Committee of Jefferies & Company, Inc.

In preparing its opinion, Jefferies performed a variety of financial and comparative analyses. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant quantitative and qualitative methods of financial analysis and the applications of those methods to the particular circumstances and, therefore, is not necessarily susceptible to partial analysis or summary description. Jefferies believes that its analyses must be considered as a whole. Considering any portion of Jefferies’ analyses or the factors considered by Jefferies, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the conclusion expressed in Jefferies’ opinion.

In addition, Jefferies may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions, so that the range of valuations resulting from any particular analysis described below should not be taken to be Jefferies’ view of the Company’s actual value. Accordingly, the conclusions reached by Jefferies are based on all analyses and factors taken as a whole and also on the application of Jefferies’ own experience and judgment.

In performing its analyses, Jefferies made numerous assumptions with respect to industry performance, general business, economic, monetary, regulatory, market and other conditions and other matters, many of which are beyond the Company’s and Jefferies’ control. The analyses performed by Jefferies are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by such analyses. In addition, analyses relating to the per share value of Common Stock do not purport to be appraisals or to reflect the prices at which Common Stock may actually be sold. The analyses performed were prepared solely as part of Jefferies’ analysis of the fairness, from a financial point of view, of the consideration of $38.50 per share of Common Stock in cash to be received by holders of Common Stock (other than DSM, Purchaser and their respective affiliates) pursuant to the Transactions, and were provided to the Board in connection with the delivery of Jefferies’ opinion.

The following is a summary of the material financial and comparative analyses performed by Jefferies in connection with Jefferies’ delivery of its opinion and that were presented to the Board at its meeting on May 2, 2012. The financial analyses summarized below include information presented in tabular format. In order to fully understand Jefferies’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data described below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Jefferies’ financial analyses.

Transaction Overview

Based upon the approximately 9.4 million shares of Common Stock that were outstanding as of April 30, 2012 and noting that all outstanding stock options would be in-the-money, assuming the vesting of in-the-money stock options (calculated using the treasury stock method), restricted stock awards and cash-settled stock appreciation rights (or SARs), Jefferies noted that the consideration of $38.50 per share of Common Stock implied an equity value of approximately $360.5 million. Including total debt of approximately $28.9 million and net of approximately $39.4 million of cash and cash equivalents, Jefferies noted that the consideration implied an enterprise value of approximately $350.0 million. Jefferies also noted that the consideration of $38.50 per share of Common Stock represented:

•	a premium of 35.4% over the closing price per share on April 30, 2012 of $28.43;

•	a premium of 35.0% over the volume weighted average price per share during the one-week period immediately preceding April 30, 2012;

•	a premium of 34.9% over the volume weighted average price per share during the 30-day period immediately preceding April 30, 2012;

•	a premium of 43.0% over the volume weighted average price per share during the 90-day period immediately preceding April 30, 2012;

•	a premium of 53.4% over the volume weighted average price per share during the six-month period immediately preceding April 30, 2012; and

•	a premium of 50.7% over the volume weighted average price per share during the one-year period immediately preceding April 30, 2012.

Selected Public Company Analysis

Using publicly available information and information provided by the Company’s management, Jefferies analyzed the trading multiples of the Company and the corresponding trading multiples of the following 14 selected high growth medical technology and component supplier companies, which are collectively referred to as the “Selected Companies”:

High Growth Medical Technology Companies

•	NuVasive, Inc.

•	Ossur Hf.

•	ResMed Inc.

•	Sirona Dental Systems Inc.

•	Stryker Corp.

•	William Demant Holding A/S

Component Suppliers

•	ATRION Corp.

•	Gerresheimer AG

•	Greatbatch, Inc.

•	ICU Medical, Inc.

•	RTI Biologics, Inc.

•	SurModics Inc.

•	Symmetry Medical, Inc.

•	West Pharmaceutical Services, Inc.

In its analysis, Jefferies derived and compared multiples for the Company and, where available and meaningful to Jefferies’ analysis, the Selected Companies, calculated as follows:

•	the enterprise value divided by estimated earnings before interest, taxes, depreciation and amortization, or EBITDA, for calendar year 2012, which is referred to as “Enterprise Value/2012E EBITDA”;

•	the enterprise value divided by estimated EBITDA for calendar year 2013, which is referred to as “Enterprise Value/2013E EBITDA”;

•	the price per share divided by estimated earnings per share (“EPS”) for calendar year 2012, which is referred to as “Price/2012E EPS”; and

•	the price per share divided by estimated EPS for calendar year 2013, which is referred to as “Price/2013E EPS.”

This analysis indicated the following:

Selected Companies Multiples

Benchmark	High	Low	Mean	Median
Enterprise Value/2012E EBITDA	14.8x	5.8x	9.3x	8.6x
Enterprise Value/2013E EBITDA	13.3x	4.8x	7.9x	7.5x
Price/2012E EPS	23.5x	12.3x	17.3x	17.7x
Price/2013E EPS	18.6x	9.4x	14.6x	15.3x

Using the reference ranges for Enterprise Value/2012E EBITDA and Enterprise Value/2013E EBITDA set forth below and the Company’s estimated EBITDA for calendar years 2012 and 2013, Jefferies determined implied enterprise values for the Company, then subtracted total debt and added cash and cash equivalents to determine implied equity values. Using the references ranges for Price/2012E EPS and Price/2013E EPS set forth below and the Company’s estimated EPS for calendar years 2012 and 2013, Jefferies determined implied equity values for the Company. In determining the number of shares of Common Stock outstanding for purposes of calculating implied values per share, Jefferies assumed the vesting of in-the-money stock options (calculated using the treasury stock method), restricted stock awards and cash-settled SARs. These analyses indicated the ranges of implied values per share of Common Stock set forth opposite the relevant benchmarks below, compared, in each case, to the consideration of $38.50 per share of Common Stock:

Selected Companies Reference Ranges and Implied Price Ranges

Benchmark	Reference Range	Implied Price Range
Enterprise Value/2012E EBITDA	7.5x – 9.5x	$31.07 – $39.04
Enterprise Value/2013E EBITDA	6.5x – 8.5x	$34.25 – $44.43
Price/2012E EPS	15.0x – 19.0x	$28.72 – $36.38
Price/2013E EPS	13.0x – 17.0x	$33.89 – $44.32

No company utilized in the selected public company analysis is identical to the Company. In evaluating the Selected Companies, Jefferies made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the Company’s and Jefferies’ control. Mathematical analysis, such as determining the mean and median, is not in itself a meaningful method of using selected public company data.

Selected Transactions Analysis

Using publicly available information and other information, Jefferies examined the following 39 transactions involving selected companies in the medical technology healthcare sector announced since June 30, 2006. The transactions considered and the month, date and year each transaction was announced were as follows:

Date Announced	Acquiror	Target
March 12, 2012	Asahi Kasei Corporation	ZOLL Medical Corporation
January 31, 2012	AngioDynamics, Inc.	Navilyst Medical, Inc.
November 17, 2011	Bain Capital, LLC	Physio-Control, Inc.
October 3, 2011	Getinge AB	Atrium Medical Corporation
September 28, 2011	Johnson & Johnson	SterilMed, Inc.
August 25, 2011	Baxter International Inc.	Baxa Corporation
July 27, 2011	Becton, Dickinson and Company	Carmel Pharma, AB
July 20, 2011	Nordson Corporation	Value Plastics, Inc.
July 13, 2011	Apax Partners	Kinetic Concepts, Inc.
June 22, 2011	DENTSPLY International Inc.	Astra Tech AB
June 21, 2011	Elekta AB	Nucletron B.V.
May 16, 2011	Stryker Corporation	Orthovita, Inc.
April 27, 2011	Johnson & Johnson	Synthes Inc.
April 11, 2011	Endo Pharmaceuticals Holdings Inc.	American Medical Systems, Inc.
March 31, 2011	New Mountain Capital, LLC	NuSil Technology LLC
February 22, 2011	GTCR, LLC	Sterigenics International, Inc.
October 6, 2010	Permira LLC	Creganna-Tactx Medical
September 9, 2010	3M Company	Arizant Inc.
August 25, 2010	Stryker Corporation	Gaymar Holding Company, LLC
July 15, 2010	Great Hill Partners, LLC	SterilMed, Inc.
November 30, 2009	Stryker Corporation	Ascent Healthcare Solutions, Inc.
May 7, 2009	Covidien plc	VNUS Medical Technologies, Inc.
January 12, 2009	Abbott Medical Optics Inc.	Advanced Medical Optics, Inc.
July 24, 2008	General Electric Company -GE Healthcare	Vital Signs, Inc.
January 15, 2008	Warburg Pincus LLC	Lifecore Biomedical, Inc.
November 24, 2008	Johnson & Johnson	OMRIX biopharmaceuticals LTD
September 15, 2008	Getinge AB	Datascope Corporation
March 4, 2008	Cardinal Health Inc.	Enturia Inc.
December 20, 2007	Royal Philips Electronics	Respironics, Inc.
November 19, 2007	The Olympus Corporation	Gyrus Group plc
November 5, 2007	Getinge AB	Boston Scientific Corporation
July 24, 2007	Teleflex Incorporated	Arrow International, Inc.
July 21, 2007	ev3 Inc.	FoxHollow Technologies, Inc.
July 15, 2007	ReAble Therapeutics, Inc.	DJO, Inc.
May 11, 2007	Cardinal Health, Inc.	VIASYS Healthcare Inc.
February 11, 2007	Cytyc Corporation	Adeza Medical Corporation
December 22, 2006	Ossur hf.	Gibaud SAS
December 18, 2006	The Blackstone Group L.P.	Biomet, Inc.
June 30, 2006	The Blackstone Group L.P.	ReAble Therapeutics, Inc.

Using publicly available estimates and other information for each of these transactions, Jefferies reviewed, where available and meaningful to Jefferies’ analysis, the enterprise value reflected by the transaction price as a multiple of the target company’s:

•	latest 12 months, or LTM, revenue, which is referred to below as “Enterprise Value/LTM Revenue”; and

•	LTM EBITDA, which is referred to below as “Enterprise Value/LTM EBITDA.”

This analysis indicated the following:

Selected Transactions Multiples

Benchmark	High	Low	Mean	Median
Enterprise Value/LTM Revenue	9.3x	1.9x	3.7x	3.3x
Enterprise Value/LTM EBITDA	26.4x	9.9x	15.3x	15.4x

Using a reference range of 3.0x to 4.0x the Company’s revenue for calendar year 2011 and 10.0x to 12.5x the Company’s EBITDA for calendar year 2011, Jefferies determined implied enterprise values for the Company, then subtracted total debt and added cash and cash equivalents to determine implied equity values. After assuming the vesting of in-the-money stock options (calculated using the treasury stock method), restricted stock awards and cash-settled SARs, these analyses indicated the ranges of implied values per share of Common Stock of approximately $28.53 to $37.65 using Enterprise Value/2011 Revenue and approximately $34.53 to $42.87 using Enterprise Value/2011 EBITDA, compared, in each case, to the consideration of $38.50 per share of Common Stock.

No transaction utilized as a comparison in the selected transactions analysis is identical to the Transactions. In evaluating the Transactions, Jefferies made numerous judgments and assumptions with regard to industry performance, general business, economic, market, and financial conditions and other matters, many of which are beyond the Company’s and Jefferies’ control. Mathematical analysis, such as determining the mean and median, is not in itself a meaningful method of using selected transaction data.

Discounted Cash Flow Analysis

Jefferies performed a discounted cash flow analysis to estimate the present value of the free cash flows of the Company through the fiscal year ending June 30, 2016 using the Company’s management’s financial projections, discount rates, which were based on a weighted average cost of capital analysis, ranging from 10.0% to 12.0%, and, for the purpose of calculating the terminal value for the Company at the end of the forecast period, perpetuity growth rates ranging from 4.0% to 5.0%. To determine the implied total equity value for the Company, Jefferies subtracted total debt and added cash and cash equivalents to the implied enterprise value for the Company. After assuming the vesting of in-the-money stock options (calculated using the treasury stock method), restricted stock awards and cash-settled stock appreciation rights, this analysis indicated a range of implied values per share of Common Stock of approximately $43.17 to $68.64, compared to the consideration of $38.50 per share of Common Stock.

Other Factors

Using publicly available information, Jefferies analyzed the premiums offered in 104 selected healthcare transactions completed and pending from January 1, 2006 to April 20, 2012 with cash consideration ranging from $100 million to $500 million.

For each of these transactions, Jefferies calculated the premium represented by the offer price over the target company’s closing share price one day, one week and one month prior to the transaction’s announcement. This analysis indicated the following premiums for those time periods prior to announcement:

Premiums Paid Percentages
Time Period Prior to Announcement	75th Percentile	25th Percentile	Median
1 day	61%	23%	35%
1 week	62%	25%	38%
1 month	65%	26%	43%
Average	63%	25%	39%

Using a reference range based on the 25th percentile and the 75th percentile for each of the time periods described above, Jefferies performed a premiums paid analysis using the closing prices per share of Common Stock one day, one week and one month prior to April 30, 2012. This analysis indicated a range of implied values per share of Common Stock of approximately $34.81 to $48.28, compared to the consideration of $38.50 per share of Common Stock.

General

Jefferies’ opinion was one of many factors taken into consideration by the Board in making its determination to approve the Transactions and should not be considered determinative of the views of the Board or management with respect to the Transactions or the consideration.

Jefferies was selected by the Board based on Jefferies’ qualifications, expertise and reputation. Jefferies is an internationally recognized investment banking and advisory firm. Jefferies, as part of its investment banking business, is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, financial restructurings and other financial services.

In connection with Jefferies’ services as the Company’s financial advisor, the Company has agreed to pay Jefferies an aggregate fee estimated to be approximately $6.0 million, $500,000 of which was payable upon delivery of Jefferies’ opinion and the remainder of which is payable contingent upon consummation of the Offer. No portion of the opinion fee was contingent on the conclusion expressed in Jefferies’ opinion. The Company also has agreed to reimburse Jefferies for its reasonable expenses, including reasonable fees and expenses of its legal counsel, and to indemnify Jefferies and related parties against certain liabilities, including liabilities under the federal securities laws, relating to or arising out of its engagement. Jefferies maintains a market in the securities of the Company and DSM, and in the ordinary course of business, Jefferies and its affiliates may trade or hold securities of the Company or DSM and/or their respective affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold long or short positions in those securities. In addition, Jefferies may seek to, in the future, provide financial advisory and financing services to the Company, DSM or entities that are affiliated with the Company or DSM, for which it would expect to receive compensation.

Projected Financial Information

As part of its strategic planning process and the Board’s review of strategic alternatives, the Company’s management prepared five-year forecasts of the Company’s financial performance as a standalone public company. In the course of negotiations relating to the Offer, the Company’s management provided the five-year forecasts to DSM and met with DSM to discuss the forecasts and the underlying assumptions. The Company also provided Jefferies with the five-year forecasts for its use in preparing its financial analyses. The risks inherent in the forecasts were considered by the Board and discussed in management’s meetings with DSM and Jefferies.

The forecasts included the following estimates of the Company’s future financial performance:

(In millions, except per share information)	Fiscal Year Ending June 30†,
	2011A	2012E	2013E	2014E	2015E	2016E
Net Sales	$46.0	$66.3	$76.6	$96.0	$120.3	$149.3
Royalties	$25.6	$23.1	$25.4	$26.8	$16.0	$20.2
Revenue	$71.6	$89.4	$102.0	$122.8	$136.3	$169.5
Net Income *	$13.9	$14.8	$18.9	$27.0	$29.9	$45.3
EPS*	$1.57	$1.68	$2.15	$3.06	$3.40	$5.15
EBITDA *	$28.5	$31.6	$38.6	$51.0	$55.8	$80.1

†	As discussed in the previous section, Jefferies presented certain financial analyses to the Board for comparative purposes on a calendar year basis, as opposed to fiscal year basis of the Company. Such analyses assumed (i) estimated calendar year EBITDA* of $35.1 million and $44.8 million for 2012 and 2013, respectively, (ii) estimated calendar year EPS (as defined below) of $1.91 and $2.61 for 2012 and 2013, respectively, (iii) calendar year revenue of $80.3 million for 2011 and (iv) calendar year EBITDA* of $29.4 million for 2011.

*	Presented on a non-GAAP basis as described below.

In the Board’s evaluation of DSM’s offer, it also considered, among other things, the discounted cash flow analysis performed by Jefferies described above under the caption “—Opinion of the Company’s Financial Advisor—Discounted Cash Flow Analysis,” reflecting Jefferies’ calculation of the estimated present value of unlevered free cash flows, based on forecasts prepared by the Company’s management as set forth in the table below.

(In millions)	Fiscal Year Ending June 30,
	2011A	Q4 2012E	2013E	2014E	2015E	2016E
EBITDA*	$28.5	$9.5	$38.6	$51.0	$55.8	$80.1
Depreciation and amortization	(6.8)	(2.2)	(8.2)	(8.6)	(9.4)	(10.4)
EBIT*	$21.7	$7.3	$30.4	$42.4	$46.4	$69.7
Taxes (35.0%)	(7.6)	(2.5)	(10.6)	(14.8)	(16.2)	(24.4)
NOPAT*	$14.1	$4.7	$19.8	$27.6	$30.1	$45.3
Depreciation and amortization	6.8	2.2	8.2	8.6	9.4	10.4
Capital expenditures	(2.3)	(3.4)	(6.0)	(10.0)	(15.0)	(15.0)
(Increase)/decrease in working capital	(11.9)	(0.5)	(3.6)	(6.0)	1.1	(5.3)
Unlevered free cash flow*††	$6.7	$3.0	$18.4	$20.2	$25.7	$35.4

††	In the course of preparing the forecasts, the Company did not develop estimates as to unlevered free cash flows. The unlevered free cash flows were calculated by Jefferies based upon the financial forecasts provided by the Company as set forth above as EBIT less taxes, plus depreciation and amortization, less capital expenditures, less increases in net working capital. The Company did not deliver estimates as to unlevered free cash flows to DSM or any other potential acqurior.

*	Presented on a non-GAAP basis as described below.

The Company does not typically make public any forecasts as to future performance or earnings, other than limited guidance regarding anticipated quarterly and full year revenue, net sales, royalties, earnings per share, and EBITDA for specified periods. The Company’s financial forecasts are generally prepared solely for internal use, such as budgeting and other management decisions. The forecasts set forth above are included in this Schedule because this information was provided to DSM, and was part of the information considered by the Board in evaluating the DSM offer. The forecasts also were provided to the Company’s financial advisor. The forecasts were not prepared for use in the Offer documents or with a view to public disclosure of any kind. The forecasts also were not prepared in compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts. The Company’s independent registered public accounting firm has not examined, compiled or otherwise applied procedures to the forecasts and, accordingly, assumes no responsibility for them.

The forecasts do not purport to present operations in accordance with U.S. generally accepted accounting principles (“GAAP”), EBIT and EBITDA measurements exclude interest, taxes and, in the case of EBITDA, depreciation and amortization expense, and include estimates of stock-based compensation expense. Additionally, net income, earnings per share (“EPS”), EBITDA and EBIT for the fiscal year ended June 30, 2011 exclude an acquired in-process research and development (IPR&D) pre-tax charge of approximately $18.2 million incurred in connection with the Company’s acquisition of the net assets of Nerites Corporation and exclude an acquired inventory step-up non-cash expense of approximately $0.3 million recorded in connection with the Company’s acquisition (the “Norian Acquisition”) of certain assets and certain operational liabilities comprising product lines of Norian Corporation (“Norian”). Estimated net income, EPS, and EBITDA for the fiscal year ending June 30, 2012 exclude an acquired inventory step-up non-cash expense of approximately

$1.0 million recorded in connection with the Norian Acquisition and approximately $0.6 million in legal costs associated with settlement discussions with St. Jude Medical and EBITDA, EBIT and unlevered free cash flow for the fiscal fourth quarter ending June 30, 2012 reflect similar adjustments. Net operating profits after taxes (“NOPAT”) for the year ended June 30, 2011 and estimated NOPAT and unlevered cash flow measurements for the fiscal fourth quarter ending June 30, 2012 reflect similar adjustments and, for the periods from fiscal year 2013 through 2016, reflect the impact of taxes, based on an assumed tax rate of 35%. Estimated diluted shares outstanding used to calculate estimated EPS for fiscal years 2013 through 2016 assumes that there are no stock option exercises (including proceeds from exercises of stock options), stock repurchases or changes in dilutive shares due to fluctuations in stock prices.

The forecasts reflect numerous estimates and assumptions made by the Company’s management at the time the forecasts were prepared regarding industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. The forecasts also reflect subjective judgments made by the Company’s management which are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Accordingly, there can be no assurance that the assumptions, estimates and judgments made in preparing the forecasts will prove accurate or that any of the forecasts will be realized. In addition, the forecasts cover multiple years and such information by its nature becomes less predictive with each successive year.

The inclusion of the forecasts in this Schedule should not be regarded as an indication that any of the Company, DSM or their respective affiliates or representatives considered or consider the forecasts to be a prediction of actual future events, and the forecasts should not be relied upon as such. The forecasts do not take into account any circumstances or events occurring after the date they were prepared, including the transactions contemplated by the Merger Agreement. There can be no assurance that the announcement of the Offer or the transactions contemplated by the Merger Agreement will not cause the Company’s customers to delay or cancel purchases of the Company’s products pending the consummation of such transactions or the clarification of any intentions with respect to the conduct of the Company’s business thereafter. Any such delay or cancellation of customer sales is likely to adversely affect the Company’s ability to achieve the results reflected in the forecasts. Further, the forecasts do not take into account the effect of any failure of the Offer or the Merger to occur and should not be viewed as accurate or continuing in that context. None of the Company, DSM or any of their respective affiliates or representatives intends to update or otherwise revise the forecasts to reflect circumstances existing or arising after the date such forecasts were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions, estimates and judgments underlying the forecasts are shown to be in error or the forecasts otherwise become inaccurate.

The Company’s forecasts and projections are subject to substantial risks and uncertainties that could cause actual results to differ materially from the forecasted results, including important factors described below and under the heading “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended June 30, 2011 and in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012. All forecasts contained in this Schedule are forward-looking statements, and these and other forward-looking statements are expressly qualified in their entirety by the risks described or referred to below in “Item 8. Additional Information—Cautionary Note Regarding Forward-Looking Statements”.

The Company’s stockholders are cautioned not to place undue reliance, if any, on the forecasts included in this Schedule.

Intent to Tender

To the Company’s knowledge, after reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered all shares of Common Stock held of record or beneficially owned by them with respect to which they have sole dispositive and, if applicable, voting power pursuant to the Offer and, if necessary, to vote such shares in favor of the Merger. The foregoing does not include any shares of Common Stock issuable within 60 days upon exercise of Options or vesting of restricted stock awards which an executive officer or director may be deemed to beneficially own under the rules of the SEC to the extent such exercise or vesting does not occur prior to the Acceptance Time.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

Neither the Company nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain, or compensate, any person to make solicitations or recommendations to stockholders in connection with the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6. Interests in Securities of the Subject Company.

Please see “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor” for a summary of the fees payable to Jefferies by the Company in connection with the Transactions.

No transactions in the Company’s Common Stock have been effected during the 60 days prior to the date of this Schedule by the Company or any subsidiary of the Company, or to the knowledge of the Company, by any executive officer, director or affiliate of the Company.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as set forth in this Schedule, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to a tender offer or other acquisition of the Company’s securities by the Company or any other person.

Except as set forth in this Schedule, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company; (ii) any purchase, sale or transfer of a material amount of assets by the Company; or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Pursuant to Section 6.8 of the Merger Agreement, (but subject to exceptions for unsolicited written takeover proposals that the Board determines in good faith are or would reasonably be expected to result in or lead to a “superior proposal” as defined in the Merger Agreement, and where the Board determines in good faith that the failure to take such action would be reasonably likely to violate the Board’s fiduciary duties to stockholders) the Company has agreed not to:

(i) solicit, initiate or knowingly encourage the submission of, any Takeover Proposal (as defined in the Merger Agreement);

(ii) participate or engage in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or that would reasonably be expected to lead to, any takeover proposal; or

(iii) release any third party from any confidentiality agreement entered into in connection with any takeover proposal or potential takeover proposal or any standstill agreement or provision to which the Company is a party, fail to reasonably enforce or grant any material waiver, request or consent to any takeover proposal under, any such agreement.

Except as indicated in Items 3 and 4 above, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in this Item 7.

Item 8. Additional Information.

Section 14(f) Information Statement

It is anticipated that, if requested by DSM, an Information Statement (the “Information Statement”) will be furnished to the Company’s stockholders in connection with the possible designation by DSM, pursuant to the Merger Agreement, of persons to be appointed to the Board other than at a meeting of the Company’s stockholders. The Information Statement will contain important information regarding the Company’s executive officers and directors, as well as the persons to be appointed to the Board by DSM.

Top-Up Option

As part of the Merger Agreement, the Company granted to Purchaser an irrevocable option (the “Top-Up Option”) to purchase the number of authorized but unissued shares of Common Stock equal to the number of shares of Common Stock that, when added to the number of shares of Common Stock owned by DSM and Purchaser immediately prior to exercise of the Top-Up Option, constitutes one share more than 90% of the number of shares of Common Stock then outstanding after giving effect to such exercise (the “Number of Top-Up Shares”). The Top-Up Option will not be exercisable if, immediately prior to the exercise of the Top-Up Option, the Number of Top-Up Shares exceeds the aggregate of (x) the number of shares of Common Stock held as treasury shares by the Company and any Company subsidiary plus (y) the number of shares of Common Stock that the Company is authorized to issue under its certificate of incorporation but that are not issued and outstanding (and are not reserved for issuance pursuant to the exercise of Options). Accordingly, Purchaser must acquire at least approximately 74% of the outstanding shares of Common Stock in the Offer to be able to exercise the Top-Up Option, based on the number of shares of Common Stock issued and outstanding and reserved for issuance pursuant to the exercise of Options as of April 30, 2012, and giving effect to the issuance of Common Stock underlying all restricted stock awards outstanding as of such date upon the Acceptance Time (and prior to the exercise of the Top-Up Option).

The exercise price for shares of Common Stock in the Top-Up Option is equal to the Offer Price, which may be paid entirely in cash or by paying cash in an amount equal to or greater than the aggregate par value of the Common Stock being purchased upon exercise of the Top-Up Option and executing and delivering a promissory note to the Company having a principal amount equal to the balance of the aggregate purchase price. Any such promissory note will be full recourse against DSM and Purchaser, be due one year from the date the Top-Up Option shares are issued and bear interest at the rate of 5% per annum and may be prepaid without premium or penalty. The Top-Up Option may be exercised at any time within three business days following the later of the Acceptance Time and, if applicable, the completion of any “subsequent offering period” following the initial expiration date of the Offer.

If the Top-Up Option is exercised by Purchaser, Purchaser will be required, subject to the terms and conditions of the Merger Agreement, to effect a short-form merger under the DGCL and, pursuant to the Merger Agreement, the Company, DSM and Purchaser agreed to use their reasonable best efforts to cause such merger to be consummated as soon as possible following (including, to the extent possible, on the same day as) the exercise of the Top-Up Option and the issuance of Common Stock underlying the Top-Up Option. The Company, DSM and Purchaser have agreed that in any appraisal proceeding with respect to any Appraisal Shares (as defined in the Merger Agreement) and to the fullest extent permitted by applicable law, the fair value of Appraisal Shares will be determined in accordance with Section 262 of the DGCL without regard to the Top-Up Option, the shares issued upon exercise of the Top-Up Option or any promissory note delivered by Purchaser to the Company in payment for such shares.

Amendment of Rights Agreement

Effective May 2, 2012, prior to the execution of the Merger Agreement, the Board approved, and the Company entered into, an Amendment (the “Amendment”) to the Rights Agreement, dated as of June 18, 2009 (the “Rights Agreement”), between the Company and Computershare Trust Company, N.A.

The Amendment, among other things, renders the Rights Agreement inapplicable to the Merger, the Offer, the Merger Agreement and any of the transactions contemplated thereby. The Amendment amends Sections 1(a), 3(a), 7(a), 11 and 13 of the Rights Agreement to provide that neither (a) the announcement, commencement or consummation of the Offer, nor (b) the execution, delivery or performance of the Merger Agreement or the consummation of any of the transactions contemplated thereby (including, without limitation, the Offer and the Merger), will (i) cause DSM or Purchaser or any affiliate of DSM or Purchaser to become an Acquiring Person (as defined in the Rights Agreement), (ii) give rise to a Distribution Date (as defined in the Rights Agreement), (iii) constitute a Triggering Event (as defined in the Rights Agreement) or (iv) trigger certain other events specified in the Rights Agreement.

The Amendment also provides that the Rights Agreement will expire immediately prior to the Effective Time (as defined in the Merger Agreement) if the Rights Agreement has not previously terminated. If the Merger Agreement is terminated, the changes to the Rights Agreement pursuant to the Amendment will be of no further force or effect. The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by the full text of the Amendment, which is filed as Exhibit (e)(28) hereto and is incorporated herein by reference.

Vote Required to Approve the Merger and Section 253 of the DGCL

The Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, including the issuance by the Company of shares upon the exercise by Purchaser of the Top-Up Option, at least 90% of the outstanding shares of Common Stock, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by the Company’s stockholders (a “Short-Form Merger”). If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding shares of Common Stock, the affirmative vote of the holders of a majority of the outstanding shares of Common Stock will be required under the DGCL to effect the Merger. In the event such a vote is required, Purchaser will hold a majority of the outstanding shares of Common Stock, which would enable Purchaser to approve the Merger without the affirmative vote of any other stockholder of the Company.

State Takeover Laws

Delaware

The Company is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an “interested stockholder” from engaging in a “business combination” with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, the “business combination” is approved by the Board of such corporation prior to such time as such person becomes an “interested stockholder” or the “interested stockholder” acquires at least 85% of such corporation’s outstanding voting stock in the transaction in which it became an interested stockholder. A “business combination” includes, among other things, a merger or consolidation involving the corporation and the “interested stockholder” and the sale of more than 10% of the assets of the corporation. In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of a corporation’s outstanding voting stock and any entity or person controlling or controlled by or under common control with such entity or person.

In accordance with the provisions of Section 203, the Board has approved the Merger Agreement and the transactions contemplated thereby and has taken all appropriate action so that the restrictions on business combinations set forth in Section 203, with respect to the Company, will not be applicable to Purchaser by virtue of such actions without the affirmative vote of any other stockholder.

Pennsylvania

The Company’s principal executive office is located, and the Company has substantial assets in, the Commonwealth of Pennsylvania. Any issuer (a “PA Target”) of securities that has its principal place of business and substantial assets located in Pennsylvania whose equity securities are or are to be the subject of a takeover offer (such as the transactions contemplated by the Merger Agreement), is subject to the Pennsylvania Takeover Disclosure Law (the “PA Takeover Law”). Although Section 4 of the PA Takeover Law generally requires an offeror to file a registration statement with the Pennsylvania Securities Commission (the “PA Commission”) at least 20 days prior to commencing an offer involving the equity securities of a PA Target, Section 8 of the PA Takeover Law provides an exemption from such requirement in cases where the target, acting through its board of directors, recommends acceptance to its stockholders, if at the time such recommendation is first communicated to the stockholders, the offeror has filed a notice (the “Section 8 Notice”) with the PA Commission. The notice under Section 8 of the PA Takeover Law must be accompanied by a fee of $100 and contain the following: (i) the information specified in section 13(d) of the Exchange Act, (ii) an undertaking to notify security holders of the PA Target that a notice has been filed with the PA Commission which contains substantial information about the offering and (iii) such facts as necessary to establish the exemption from Section 4 of the PA Takeover Law.

The Company understands that Purchaser is delivering a Section 8 Notice to the PA Commission and, based on the Company’s recommendations set forth in this Schedule, Section 4 of the PA Takeover Law will not apply to the Offer and the Merger.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Merger is consummated, persons who are then stockholders of the Company will have rights under Section 262 of the DGCL to demand appraisal of their shares of Common Stock. Such rights, if the statutory requirements and procedures are complied with, will lead to a judicial determination of the “fair value” of their shares of Common Stock, which Purchaser would be required to pay in cash to the persons exercising their appraisal rights for their shares of Common Stock. Any such judicial determination of the fair value of shares of Common Stock could be based upon considerations other than, or in addition to, the price paid in the Offer and the Merger and the market value of the shares of Common Stock and would exclude any element of value arising from accomplishment or expectation of the Merger. The value so determined could be more or less than the purchase price per share of Common Stock pursuant to the Offer or the consideration per share of Common Stock to be paid in the Merger. Stockholders should be aware that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a transaction, such as the Offer and the Merger, are not opinions as to fair value under Section 262 of the DGCL.

The foregoing summary of appraisal rights under Section 262 of the DGCL is not a complete statement of the procedures to be followed by stockholders desiring to exercise appraisal rights under the DGCL. The preservation and exercise of appraisal rights require strict adherence to the applicable provisions of the DGCL. Appraisal rights cannot be exercised at this time. The information set forth above is for informational purposes only with respect to alternatives available to stockholders if the Merger is consummated. Stockholders who will be entitled to appraisal rights in connection with the Merger will receive additional information concerning appraisal rights and the procedures to be followed in connection therewith before such stockholders have to take any action relating thereto. Stockholders who sell shares of Common Stock in the Offer will not be entitled to exercise appraisal rights.

Antitrust

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions having a value above specified thresholds may not be consummated until specified information and documentary material (“Premerger Notification and Report Forms”) have been furnished to the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition by Purchaser of shares of Common Stock in the Offer and the Merger.

The purchase of shares of Common Stock in the Offer cannot be completed until the expiration of a 15 calendar day waiting period following the filing by DSM, as the ultimate parent entity of Purchaser, of a Premerger Notification and Report Form concerning the Offer with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC and the Antitrust Division. DSM plans to file the Premerger Notification and Report Forms with the FTC and Antitrust Division in connection with the purchase of shares of Common Stock in the Offer and the Merger on or about May 21, 2012. The required waiting period with respect to the Offer and the Merger will expire at 11:59 p.m., New York City time, on the 15th calendar day from the date such filing occurs, unless earlier terminated by the FTC or the Antitrust Division or unless the FTC or the Antitrust Division issues a request for additional information and documentary material (a “Second Request”) prior to that time. If within the 15 calendar day waiting period either the FTC or the Antitrust Division were to issue a Second Request, the waiting period with respect to the Offer would be extended until 10 calendar days following the date of substantial compliance by DSM with that request, unless the FTC or the Antitrust Division terminated the additional waiting period before its expiration. After the expiration of the 10 calendar day waiting period, the waiting period could be extended only by court order or with the consent of DSM. In practice, complying with a Second Request can take a significant period of time. Although the Company is also required to file a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the Offer, neither the Company’s failure to make those filings nor a request for additional documents and information issued to the Company from the FTC or the Antitrust Division will extend the waiting period with respect to the purchase of shares of Common Stock in the Offer and the Merger. If the HSR Act waiting period expired or were terminated, completion of the Merger would not require an additional filing under the HSR Act if Purchaser owns more than 50% of the outstanding shares of Common Stock at the time of the Merger or if the Merger occurs within one year after the HSR Act waiting period applicable to the Offer expired or was terminated.

The FTC and the Antitrust Division will consider the legality under the antitrust laws of DSM’s proposed acquisition of the Company. At any time before or after Purchaser’s acceptance for payment of shares of Common Stock pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if shares of Common Stock have already been acquired, requiring disposition of such shares of Common Stock, or the divestiture of substantial assets of DSM, Purchaser, the Company or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons also may bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While the Company, DSM and Purchaser believe that the consummation of the Offer will not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Purchaser may not be obligated to consummate the Offer or the Merger.

Golden Parachute Compensation

This section, including the table below, sets forth the information required by Item 402(t) of SEC Regulation S-K regarding the compensation for each of the Named Executive Officers that is based on or otherwise relates to the Offer and the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules, and in this section such term is used to describe the merger-related compensation payable to the Named Executive Officers.

The terms of the Merger Agreement provide for the conversion, as of the Effective Time, of (i) each Option outstanding immediately prior to the Effective Time, including any Option held by any of the Named Executive Officers, into the right to receive the Option Cash Amount and (ii) each SAR outstanding immediately prior to the Effective Time, including any SAR held by any of the Named Executive Officers, into the right to receive the SAR Cash Amount. In addition, the Merger Agreement provides that, immediately following the Acceptance Time, all restrictions on then outstanding restricted stock awards, including any restricted stock award held by any of the Named Executive Officers, will be terminated and the shares of Common Stock issuable pursuant to such restricted stock awards will be issued, subject to applicable withholding, but otherwise free of any restrictions, with the right to receive the Merger Consideration as of the Effective Time (to the extent such shares have not previously been tendered in the Offer during any “subsequent offering period” following the Acceptance Time). For additional information, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Kensey Nash and its Executive Officers, Directors and Affiliates—Effect of the Merger Agreement on Equity Awards,” which is incorporated herein by reference.

Each of the Named Executive Officers is also entitled to certain severance payments and benefits pursuant to his Executive Employment Agreement. For a narrative description of such severance payments and benefits and the amounts described in the table below, see “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Kensey Nash and its Executive Officers, Directors and Affiliates—Employment Agreements.”

The amounts set forth in the table below are based on the Named Executive Officers’ salaries and Estimated Bonuses as of May 17, 2012 and assume the following:

•	the Acceptance Time and the Effective Time occur on June 18, 2012;

•	each Named Executive Officer is terminated without “cause” or resigns for “good reason” immediately following the Acceptance Time;

•	no bonuses are paid between May 17, 2012 and the date the Named Executive Officer is terminated;

•	no Options or SARs are exercised and no additional equity awards are granted between May 17, 2012 and June 18, 2012; and

•	each Named Executive Officer executes and delivers a general release in favor of the Company.

Name	Cash ($)(1)	Equity ($)(2)	Pension NQDC ($)	Perquisites/ Benefits ($)(3)	Tax Reimbursements ($)	Other ($)	Total
Joseph W. Kaufmann	$1,026,063	$1,326,852	$—	$33,200	$—	$—	$2,386,115
Michael Celano	$510,885	$608,121	$—	$43,057	$—	$—	$1,162,063
Douglas G. Evans, P.E.	$918,936	$1,022,032	$—	$45,586	$—	$—	$1,986,554
Todd M. DeWitt	$348,426	$229,265	$—	$31,863	$—	$—	$609,554
James T. Rauth, P.E.	$348,662	$251,527	$—	$40,252	$—	$—	$640,441

(1)	Amounts in this column represent “double trigger” severance payments, payable following both a change in control and a qualifying termination of the applicable Named Executive Officer’s employment, under each Named Executive Officer’s employment agreement with the Company. The cash severance payments consist of: (a) with respect to Messrs. Kaufmann and Evans (i) $710,763 and $637,236, respectively, representing the amount of base salary remaining until the expiration of their respective employment terms on June 27, 2014 and (ii) $315,300 and $281,700, respectively, representing one Estimated Bonus for each year of their respective employment terms for which a bonus has not yet been paid; and (b) with respect to Messrs Celano, DeWitt and Rauth, (i) $420,810, $314,676 and $314,162, respectively, representing one and one half times their respective base salaries, and (ii) $90,075, $33,750 and $34,500, respectively, representing one and one half times their respective Estimated Bonuses.

(2)	Amounts in this column represent cash to be received in connection with the Offer and Merger due to accelerated vesting or cancellation, as applicable, of Options, SARs and restricted stock awards upon the Acceptance Time or the Effective Time, as applicable. Consistent with the Company’s equity incentive plans, these amounts will be payable to the Named Executive Officers pursuant to the Merger Agreement regardless of whether the Named Executive Officers are terminated. For further quantification of the amounts set forth in this column, see the table appearing in “Item 3 Past Contacts, Transactions, Negotiations and Agreements—Arrangements between Kensey Nash and its Executive Officers, Directors and Affiliates—Effect of the Merger Agreement on Equity Awards,” which is incorporated herein by reference.

(3)	Amounts in this column represent a “double trigger” continuation of each Named Executive Officer’s health/prescription, dental and vision insurance coverage for 24 months after his employment termination date, or until he becomes gainfully employed and is eligible for benefits at his new place of employment, which must be provided following both a change in control and a qualifying termination of the applicable Named Executive Officer’s employment, under each Named Executive Officer’s employment agreement with the Company.

Litigation

On May 9, 2012, a putative class action lawsuit was commenced against the Company, the members of the Board, DSM and Purchaser in the Court of Chancery in the State of Delaware. The lawsuit is captioned Hilary Coyne v. Kensey Nash Corporation., et al. (Case No. 7508). In the lawsuit, plaintiff alleges generally that the Company’s directors breached their fiduciary duties in connection with the transaction by, among other things, carrying out a defective sale process that resulted in an unfair price to stockholders and a Merger Agreement that contains certain onerous and preclusive deal protection provisions. Plaintiff further alleges that DSM and Purchaser aided and abetted the Board in the breach of their fiduciary duties. Plaintiff purports to bring the lawsuit on behalf of the public stockholders of the Company and seeks equitable relief to enjoin consummation of the Offer and the Merger, rescission of the Offer and the Merger and/or rescissory damages, and fees and costs, among other relief. The Company believes that the lawsuit is without merit.

On May 14, 2012, a putative class action lawsuit was commenced against the Company, the members of the Board, DSM and Purchaser in the Court of Chancery in the State of Delaware. The lawsuit is captioned David R. Cronin v. Joseph W. Kaufmann, et al. (Case No. 7527). In the lawsuit, plaintiff alleges generally that the directors breached their fiduciary duties in connection with the transaction by, among other things, carrying out a defective sale process that resulted in an unfair price to stockholders and a Merger Agreement that contains certain onerous and preclusive deal protection provisions. Plaintiff further alleges that DSM and Purchaser aided and abetted the Board in the breach of their fiduciary duties. Plaintiff purports to bring the lawsuit on behalf of the public stockholders of the Company and seeks equitable relief to enjoin consummation of the Offer and the Merger, rescission of the Offer and the Merger and/or rescissory damages, and fees and costs, among other relief. The Company believes that the lawsuit is without merit.

On May 15, 2012, a putative class action lawsuit was commenced against the Company, the members of the Board, DSM and Purchaser in the Court of Chancery in the State of Delaware. The lawsuit is captioned Louisiana Municipal Police Employees’ Retirement System v. Joseph W. Kaufmann, et al. (Case No. 7534). In the lawsuit, plaintiff alleges generally that the Company’s directors breached their fiduciary duties in connection with the transaction by, among other things, carrying out a defective sale process that resulted in an unfair price to stockholders and a Merger Agreement that contains certain onerous and preclusive deal protection provisions. Plaintiff further alleges that DSM and Purchaser aided and abetted the Board in the breach of their fiduciary duties. Plaintiff purports to bring the lawsuit on behalf of the stockholders of the Company and seeks equitable relief to enjoin consummation of the Offer and the Merger and direct the Board to commence a sale process to secure the best possible consideration for the Company and obtain a transaction which is in the best interests of the Company’s stockholders, rescission of the Merger Agreement, imposition of a constructive trust in favor of the Company’s stockholders upon any benefits improperly received by the defendants, and fees and costs, among other relief. The Company believes that the lawsuit is without merit.

Cautionary Note Regarding Forward-Looking Statements

This Schedule contains forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, including statements regarding the proposed Offer and proposed Merger, the expected timing of completion of the Offer and the Merger, current expectations of the Company about its prospects and opportunities and other expectations, beliefs, plans, intentions and strategies of the Company. The Company has tried to identify these statements by using words such as “expect,” “anticipate,” “believe,” “could,” “would,” “should,” “estimate,” “intend,” “may,” “plan,” “predict,” “project,” “forecast,” “guidance,” “projection” and “will” and similar terms and phrases, but such words, terms and phrases are not the exclusive means of identifying such statements. Actual results, performance and achievements could differ materially from those expressed in, or implied by, these forward-looking statements due to a variety of risks, uncertainties and other factors, including, but not limited to, the following: uncertainties as to the timing of the Offer and the Merger; the possibility that the Offer will fail to meet the condition that at least a majority of the outstanding shares of Common Stock on a fully diluted basis are tendered or that various other conditions to the completion of the Offer and the Merger set forth in the Merger Agreement may not be satisfied or waived, the risk that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction, the risk that DSM will not perform its obligations under the Merger Agreement, the possibility that the transaction may otherwise be delayed or may not be completed at all, the potential negative impact on the Company’s business, the market price of the Common Stock and the Company’s relationships with customers and employees that could result from any delay in completing, or the failure to complete, the proposed transaction, the risk of loss of key employees, disruption in normal business relationships and substantial distraction of management attention during the pendency of the transaction, significant expenses and potential litigations associated with the transaction, St. Jude Medical’s success in selling the Angio-Seal Device and the extent to which St. Jude Medical is able to and does in fact rely on its internal manufacturing to fulfill its requirements for collagen plugs for the Angio-Seal Device in excess of the contractual minimums under the Company’s extended collagen supply agreement with St. Jude Medical, the success of the Company’s other customers and partners (including Arthrex Inc., Stryker Corporation and Synthes, Inc. (“Synthes”)) in selling the Company’s related products in the marketplace, the Company’s success in its research and development efforts (including in its extracellular matrix, cartilage repair, and adhesive materials programs), the Company’s success in and the uncertainty of transitioning the Norian manufacturing operations to the Company’s and Synthes’ success in distributing the Norian products, the success of clinical trials in both the U.S. and outside the U.S. to support regulatory approval of the Company’s products, and competition from other technologies, as well as tax and other risks associated with healthcare reform, economic conditions and foreign currency fluctuations.

For a detailed discussion of factors that could affect the Company’s future operating results, see the Company’s filings with the SEC, including the disclosures under “Risk Factors” in those filings. Except as expressly required by the federal securities laws, the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, changed circumstances, future events or for any other reason.

Item 9. Exhibits

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated May 21, 2012 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by DSM and Purchaser on May 21, 2012).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by DSM and Purchaser on May 21, 2012).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by DSM and Purchaser on May 21, 2012).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by DSM and Purchaser on May 21, 2012).

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed by DSM and Purchaser on May 21, 2012).

(a)(1)(F)	Press Release issued by the Company on May 3, 2012 (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed by the Company on May 3, 2012).

(a)(2)	Letter to stockholders from the Chief Executive Officer of the Company and from the Chairman of the Board of Directors of the Company dated May 21, 2012.

(a)(5)(A)	Opinion of Jefferies & Company, Inc. to the Board of Directors of Kensey Nash Corporation, dated May 2, 2012 (incorporated by reference to Annex I attached to this Schedule 14D-9).

(a)(5)(B)	Form of summary advertisement, published May 21, 2012 in The Wall Street Journal (incorporated by reference to Exhibit (a)(5)(F) to the Schedule TO filed by DSM and Purchaser on May 21, 2012).

(a)(5)(C)	Transcript of a conference call held by the Company on May 3, 2012 at 8:00 a.m. Eastern Daylight Time (incorporated by reference to the Company’s Schedule 14D-9C filed with the SEC on May 8, 2012).

(e)(1)	Agreement and Plan of Merger, dated May 2, 2012, among DSM, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on May 3, 2012).

(e)(2)	Mutual Confidentiality and Standstill Agreement, dated November 14, 2011, between the Company and DSM (incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by DSM and Purchaser on May 21, 2012).

(e)(3)	Amended and Restated Employment Agreement, dated January 1, 2009, between the Company and Joseph W. Kaufmann (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 7, 2009).

(e)(4)	Amended and Restated Employment Agreement, dated January 1, 2009, between the Company and Douglas G. Evans, P.E. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on January 7, 2009).

(e)(5)	Amended and Restated Employment Agreement, dated January 1, 2009, between the Company and Todd M. DeWitt (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2008).

Exhibit No.	Description

(e)(6)	Amended and Restated Employment Agreement, dated January 1, 2009, between the Company and James T. Rauth, P.E. (incorporated by reference to Exhibit 10.4 to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2008).

(e)(7)	Employment Agreement, dated March 10, 2011, between the Company and Michael Celano (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 15, 2011).

(e)(8)	Mutual Consent to Extend Employment Term, dated March 16, 2010, between the Company and Joseph W. Kaufmann (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 22, 2010).

(e)(9)	Mutual Consent to Extend Employment Term, dated March 16, 2010, between the Company and Douglas G. Evans, P.E. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on March 22, 2010).

(e)(10)	Mutual Consent to Extend Employment Term, dated October 15, 2010, between the Company and Todd M. DeWitt (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 21, 2010).

(e)(11)	Mutual Consent to Extend Employment Term, dated October 15, 2010, between the Company and James T. Rauth, P.E. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on October 21, 2010).

(e)(12)	Waiver and Amendment to Employment Agreement, dated July 18, 2011, between the Company and Joseph W. Kaufmann (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on July 22, 2011).

(e)(13)	Waiver and Amendment to Employment Agreement, dated July 18, 2011, between the Company and Douglas G. Evans, P.E. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on July 22, 2011).

(e)(14)	Waiver and Amendment to Employment Agreement, dated July 18, 2011, between the Company and Todd M. DeWitt (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on July 22, 2011).

(e)(15)	Waiver and Amendment to Employment Agreement, dated July 18, 2011, between the Company and James T. Rauth, P.E. (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on July 22, 2011).

(e)(16)	Amendment to Amended and Restated Employment Agreement of Joseph W. Kaufmann, President and Chief Executive Officer, dated October 21, 2011 (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 26, 2011).

(e)(17)	Amendment to Amended and Restated Employment Agreement, dated October 21, 2011, between the Company and Douglas G. Evans, P.E. (incorporated by reference to Exhibit 10.2 to the Company’s Current Report on Form 8-K filed with the SEC on October 26, 2011).

(e)(18)	Amendment to Amended and Restated Employment Agreement, dated October 21, 2011, between the Company and Michael Celano (incorporated by reference to Exhibit 10.3 to the Company’s Current Report on Form 8-K filed with the SEC on October 26, 2011).

(e)(19)	Amendment to Amended and Restated Employment Agreement, dated October 21, 2011, between the Company and Todd M. DeWitt (incorporated by reference to Exhibit 10.4 to the Company’s Current Report on Form 8-K filed with the SEC on October 26, 2011).

Exhibit No.	Description

(e)(20)	Amendment to Amended and Restated Employment Agreement, dated October 21, 2011, between the Company and James T. Rauth, P.E. (incorporated by reference to Exhibit 10.5 to the Company’s Current Report on Form 8-K filed with the SEC on October 26, 2011).

(e)(21)	Mutual Consent to Extend Employment Term, dated October 21, 2011, between the Company and Joseph W. Kaufmann (incorporated by reference to Exhibit 10.6 to the Company’s Current Report on Form 8-K filed with the SEC on October 26, 2011).

(e)(22)	Mutual Consent to Extend Employment Term, dated October 21, 2011, between the Company and Douglas G. Evans, P.E. (incorporated by reference to Exhibit 10.7 to the Company’s Current Report on Form 8-K filed with the SEC on October 26, 2011).

(e)(23)	Mutual Consent to Extend Employment Term, dated October 21, 2011, between the Company and Todd M. DeWitt (incorporated by reference to Exhibit 10.8 to the Company’s Current Report on Form 8-K filed with the SEC on October 26, 2011).

(e)(24)	Mutual Consent to Extend Employment Term, dated October 21, 2011, between the Company and James T. Rauth, P.E. (incorporated by reference to Exhibit 10.9 to the Company’s Current Report on Form 8-K filed with the SEC on October 26, 2011).

(e)(25)	Ninth Amended and Restated Company Employee Incentive Compensation Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 13, 2011).

(e)(26)	Form of Directors’ Indemnity Agreement (incorporated by reference to the Company’s Registration Statement on Form S-1, Registration No. 33-98722).

(e)(27)	Company Fourth Amended and Restated Nonemployee Directors’ Stock Option Plan (incorporated by reference to Exhibit 4.5 to our Registration Statement on Form S-8, Registration No. 333-71050)

(e)(28)	Amendment, dated as of May 2, 2012, to the Rights Agreement, dated as of June 18, 2009, between the Company and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the SEC on May 3, 2012).

(e)(29)	Second Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company’s Registration Statement on Form S-1, Registration No. 33-98722).

ANNEX I—Opinion of Jefferies & Company, Inc.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

KENSEY NASH CORPORATION

Date: May 21, 2012	By:	/s/ Joseph W. Kaufmann
Name: Joseph W. Kaufmann
Title: President, Chief Executive Officer and Secretary

ANNEX I

Jefferies & Company, Inc.

520 Madison Avenue New York, NY 10022 tel 212.284.2300 Jefferies.com

May 2, 2012

The Board of Directors

Kensey Nash Corporation

735 Pennsylvania Drive

Exton, Pennsylvania 19341

Members of the Board:

We understand that Kensey Nash Corporation (the “Company”), Koninklijke DSM N.V. (“Parent”), and Biomedical Acquisition Corporation, a wholly-owned subsidiary of Parent (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which (i) Merger Sub would commence a tender offer (the “Tender Offer”) to purchase all issued and outstanding shares of common stock, par value $0.001 per share, of the Company (“Common Stock”) at a price of $38.50 per share (the “Consideration”) and (ii) following the consummation of the Tender Offer, Merger Sub would merge with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of Parent (the “Merger”). Pursuant to the terms of the Merger Agreement, each share of Common Stock that is not tendered and accepted pursuant to the Tender Offer (other than shares of Common Stock held in the treasury of the Company or owned by Merger Sub, Parent or any wholly-owned subsidiary of Parent or of the Company, all of which shares will be canceled, or as to which dissenters rights have been properly exercised) would be converted into the right to receive the Consideration. The Tender Offer and the Merger, taken together, are referred to as the “Transaction.” The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be received by the holders of shares of Common Stock pursuant to the Transaction is fair, from a financial point of view, to such holders (other than Parent, Merger Sub and their respective affiliates).

In arriving at our opinion, we have, among other things:

(i)	reviewed a draft dated May 1, 2012 of the Merger Agreement;

(ii)	reviewed certain publicly available financial and other information about the Company;

(iii)	reviewed certain information furnished to us by the Company’s management, including financial forecasts and analyses, relating to the business, operations and prospects of the Company;

(iv)	held discussions with members of senior management of the Company concerning the matters described in clauses (ii) and (iii) above;

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(v)	reviewed the share trading price history and valuation multiples for the Common Stock and compared them with those of certain publicly traded companies that we deemed relevant;

(vi)	compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed relevant; and

(vii)	conducted such other financial studies, analyses and investigations as we deemed appropriate.

In our review and analysis and in rendering this opinion, we have assumed and relied upon, but have not assumed any responsibility to independently investigate or verify, the accuracy and completeness of all financial and other information that was supplied or otherwise made available by the Company or that was publicly available (including, without limitation, the information described above), or that was otherwise reviewed by us. We have relied on assurances of the management of the Company that it is not aware of any facts or circumstances that would make such information inaccurate or misleading. In our review, we did not obtain any independent evaluation or appraisal of any of the assets or liabilities of, nor did we conduct a physical inspection of any of the properties or facilities of, the Company, nor have we been furnished with any such evaluations or appraisals, nor do we assume any responsibility to obtain any such evaluations or appraisals.

With respect to the financial forecasts provided to and examined by us, we note that projecting future results of any company is inherently subject to uncertainty. The Company has informed us, however, and we have assumed, that such financial forecasts were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company. We express no opinion as to the Company’s financial forecasts or the assumptions on which they are made.

Our opinion is based on economic, monetary, regulatory, market and other conditions existing and which can be evaluated as of the date hereof. We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof.

We have made no independent investigation of any legal or accounting matters affecting the Company, and we have assumed the correctness in all respects material to our analysis of all legal and accounting advice given to the Company and its Board of Directors, including, without limitation, advice as to the legal, accounting and tax consequences of the terms of, and transactions contemplated by, the Merger Agreement to the Company and its stockholders. In addition, in preparing this opinion, we have not taken into account any tax consequences of the Transaction to any holder of Common Stock. We have assumed that the final form of the Merger Agreement will be substantially similar to the last draft reviewed by us. We have also assumed that in the course of obtaining the necessary regulatory or third party approvals, consents and releases for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, Parent or the contemplated benefits of the Transaction.

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It is understood that our opinion is for the use and benefit of the Board of Directors of the Company in its consideration of the Transaction, and our opinion does not address the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative transaction or opportunity that might be available to the Company, nor does it address the underlying business decision by the Company to engage in the Transaction or the terms of the Merger Agreement or the documents referred to therein. Our opinion does not constitute a recommendation as to whether any holder of shares of Common Stock should tender such shares pursuant to the Tender Offer or how any holder of shares of Common Stock should vote on the Merger or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of shares of Common Stock. We express no opinion as to the price at which shares of Common Stock will trade at any time. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable or to be received by any of the Company’s officers, directors or employees, or any class of such persons, in connection with the Transaction relative to the Consideration to be received by holders of shares of Common Stock. Our opinion has been authorized by the Fairness Committee of Jefferies & Company, Inc.

We have been engaged by the Company to act as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a portion of which is payable upon delivery of this opinion and a significant portion of which is payable contingent upon consummation of the Transaction. We also will be reimbursed for expenses incurred. The Company has agreed to indemnify us against liabilities arising out of or in connection with the services rendered and to be rendered by us under such engagement. We maintain a market in the securities of the Company and Parent, and in the ordinary course of our business, we and our affiliates may trade or hold securities of the Company or Parent and/or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions in those securities. In addition, we may seek to, in the future, provide financial advisory and financing services to the Company, Parent or entities that are affiliated with the Company or Parent, for which we would expect to receive compensation. Except as otherwise expressly provided in our engagement letter with the Company, our opinion may not be used or referred to by the Company, or quoted or disclosed to any person in any manner, without our prior written consent.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of shares of Common Stock pursuant to the Transaction is fair, from a financial point of view, to such holders (other than Parent, Merger Sub and their respective affiliates).

Very truly yours,

/s/ Jefferies & Company, Inc.
JEFFERIES & COMPANY, INC.

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